          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED SEPTEMBER 5, 1997

                                  $300,000,000
(LOGO)
                            FIRST UNION CORPORATION
                   6.40% SUBORDINATED NOTES DUE APRIL 1, 2008
                            ------------------------

     Interest on the Notes is payable semi-annually on April 1 and October 1. The first interest payment date will be October 1, 1998. The Notes will be issued only in registered form in denominations of $1,000 and integral multiples thereof. Settlement of the Notes will be made in immediately available funds. The Notes will be in the Same Day Funds Settlement System at The Depository Trust Company and, to the extent that secondary market trading in the Notes is effected through the facilities of such depositary, such trades will be settled in immediately available funds.

     The Notes are not redeemable prior to maturity and no sinking fund is provided for the Notes. See "Description of Certain Terms of the Notes".

     The Notes will be unsecured and subordinated to Senior Indebtedness of the Corporation as described herein. The Notes will rank PARI PASSU with Existing Subordinated Indebtedness of the Corporation, subject to the Holders of the Notes being obligated to pay over any Excess Proceeds to Entitled Persons in respect of Other Financial Obligations as described herein. Payment of the principal of the Notes may be accelerated only in the case of certain events involving the bankruptcy, insolvency or reorganization of the Corporation. There is no right of acceleration in the case of a default in the performance of any covenant of the Corporation, including the payment of principal or interest. See "Description of the Debt Securities" in the Prospectus accompanying this Prospectus Supplement.

     The Notes will not be deposits or other obligations of a bank and will not be insured by the Federal Deposit Insurance Corporation or any other governmental agency.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
     THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.
                            ------------------------

                                                                   INITIAL PUBLIC      UNDERWRITING       PROCEEDS TO
                                                                   OFFERING PRICE      DISCOUNT (1)     CORPORATION (2)
                                                                 ------------------    ------------    ------------------
Per Note......................................................           99.752%            0.650%             99.102%
Total.........................................................      $299,256,000        $1,950,000        $297,306,000

---------------
(1) The Corporation has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2) Before deducting estimated expenses of $100,000 payable by the Corporation.
                            ------------------------

     The Notes offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in New York, New York, on or about April 1, 1998, against payment therefor in immediately available funds.

FIRST UNION CAPITAL MARKETS

                  CITICORP SECURITIES, INC.

                                    CREDIT SUISSE FIRST BOSTON

                                                      MORGAN STANLEY DEAN WITTER
                            ------------------------

           The date of this Prospectus Supplement is March 26, 1998.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HERERBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION" IN THE PROSPECTUS ACCOMPANYING THIS PROSPECTUS SUPPLEMENT.
                            ------------------------

     The Commissioner of Insurance of the State of North Carolina (the "Commissioner") has not approved or disapproved this offering, nor has the Commissioner passed upon the accuracy or adequacy of this Prospectus Supplement or the accompanying Prospectus.
                            ------------------------

                   DESCRIPTION OF CERTAIN TERMS OF THE NOTES

     The following description of the particular terms of the 6.40% Subordinated Notes Due April 1, 2008 offered hereby (the "Notes" and referred to in the accompanying Prospectus as the "Debt Securities", the "Offered Debt Securities" and the "Subordinated Debt Securities") supplements and modifies the description of the general terms and provisions of the Notes set forth in the Prospectus under "Description of the Debt Securities", to which description reference is hereby made. The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description set forth in the accompanying Prospectus and the provisions of the Indenture (as defined below). Section references used herein are referenced to the Indenture. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Indenture.

GENERAL

     The Notes will be limited to $300,000,000 aggregate principal amount, will be direct, unsecured, subordinated obligations of First Union Corporation (the "Corporation") and will mature on April 1, 2008. The Notes will not be redeemable at the option of the Corporation prior to maturity. No sinking fund will be provided for the Notes.

     The Notes are to be issued under the Indenture (the "Indenture"), dated as of March 15, 1986, as amended by supplemental indentures dated as of August 1, 1990, November 15, 1992 and February 7, 1996, between the Corporation and Harris Trust and Savings Bank, as successor trustee under the Indenture (the "Trustee"). All references in the accompanying Prospectus to the Subordinated Trustee shall mean the Trustee, and all references to the Subordinated Indenture shall mean the Indenture. As of December 31, 1997, $4.0 billion aggregate principal amount of subordinated long-term debt was issued and outstanding as additional series of Securities under the Indenture. The Trustee is the trustee for such additional series. As of December 31, 1997, the Corporation had outstanding an aggregate of $810 million of long-term Senior Indebtedness, an aggregate of $1.6 billion in short-term Senior Indebtedness, which consisted primarily of repurchase agreements and commercial paper, and a net receivable position with respect to outstanding Other Financial Obligations. The Indenture does not prohibit or limit the incurrence of additional Senior Indebtedness or Other Financial Obligations by the Corporation.

     Principal of and interest on the Notes are to be payable, and the transfer of the Notes will be registrable, at the Corporate Trust Office of the Trustee in the City of New York or the City of Chicago or at the Corporate Trust Office of First Union National Bank (the "Bank"), a subsidiary of the Corporation, in Charlotte, North Carolina, except that interest may be paid at the option of the Corporation by check mailed to the address of the Holder entitled thereto as it appears on the Note Register. (SECTIONS 301, 305, AND 1002). The Notes will be issued in fully registered form only in denominations of $1,000 and any integral multiple of $1,000, and may be transferred or exchanged without payment of any charge other than taxes or other governmental charges. (SECTION 302 AND 305).

     Settlement for the Notes will be made in immediately available funds. The Notes will be in the Same Day Funds Settlement System at The Depository Trust Company and, to the extent that secondary market trading in the Notes is effected through the facilities of such depositary, such trades will be settled in immediately available funds.

INTEREST

     The Notes will bear interest at 6.40% per annum from April 1, 1998, payable semi-annually in arrears on April 1 and October 1 of each year. The first Interest Payment Date will be October 1, 1998. The interest to be paid on each Note on each Interest Payment Date will be paid to the Person in whose name such Note (or any Predecessor Note) is registered at the close of business on the preceding March 15 or September 15, as the case may be. (SECTION 307).

                                USE OF PROCEEDS

     The Corporation currently intends to use the net proceeds from the sale of the Notes for general corporate purposes, which may include the reduction of indebtedness, investments at the holding company level, investments in, or extensions of credit to, its banking and other subsidiaries and other banks and companies engaged in other financial service activities, possible acquisitions and the repurchase of the Corporation's common stock in connection with purchase acquisitions. Pending such use, the net proceeds may be temporarily invested. The precise amounts and timing of the application of proceeds will depend upon the funding requirements of the Corporation and its subsidiaries and the availability of other funds.

     Based upon the historical and anticipated future growth of the Corporation and the financial needs of its subsidiaries, the Corporation may engage in additional financings of a character and amount to be determined as the need arises.

                              RECENT DEVELOPMENTS

CERTAIN COMPLETED ACQUISITIONS

     On January 31, 1998, the Corporation completed the pooling of interests acquisition of Wheat First Butcher Singer, Inc. ("WFBS"). Each share of WFBS capital stock was exchanged for 1.1621 shares of the Corporation's common stock. Approximately 10.3 million shares of the Corporation's common stock were issued in the WFBS acquisition. At December 31, 1997, WFBS had assets of $1 billion.

     In addition to the WFBS acquisition, the Corporation completed the acquisition of Covenant Bancorp, Inc. ("Covenant") on January 15, 1998. Covenant had $415 million in assets as of December 31, 1997. An aggregate of 1.6 million shares of the Corporation's common stock were issued in the Covenant acquisition. The Covenant acquisition was accounted for as a purchase. A number of shares of the Corporation's common stock equal to the number of such shares issued in the Covenant acquisition has been repurchased by the Corporation in the open market.

CERTAIN PENDING ACQUISITIONS

  CORESTATES FINANCIAL CORP

     On November 18, 1997, the Corporation entered into an agreement to acquire CoreStates Financial Corp ("CoreStates"), a bank holding company based in Philadelphia, Pennsylvania. CoreStates, through its lead bank subsidiary, CoreStates Bank, N.A., provides financial services through banking offices located in Pennsylvania, New Jersey and Delaware. As of December 31, 1997, CoreStates reported assets of $48 billion, net loans of $35 billion, deposits of $34 billion, stockholders' equity of $3 billion and net income of $813 million. Under the terms of the CoreStates acquisition agreement, the Corporation will exchange 1.62 shares of the Corporation's common stock (subject to possible increase under certain circumstances) for each outstanding share of CoreStates common stock. The CoreStates acquisition, which will be accounted for as a pooling of interests, is expected to close in the second quarter of 1998, subject to certain conditions of closing, including approval by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). The stockholders of the Corporation and CoreStates approved the CoreStates acquisition agreement on February 27, 1998. Based on the 200 million shares of CoreStates common stock outstanding on January 2, 1998, and the 1.62 exchange ratio, approximately 324 million shares of the Corporation's common stock are expected to be issued upon consummation of the CoreStates acquisition.

     In connection with the CoreStates acquisition, CoreStates granted the Corporation an option to purchase, under certain circumstances, up to 19.9 percent of the outstanding shares of common stock of CoreStates at a price of $72.00 per share, subject to certain adjustments, and the Corporation granted CoreStates an option to purchase, under certain circumstances, up to 9.9 percent of the outstanding shares of the Corporation's common stock at a price of $52.00 per share, subject to certain adjustments. Under certain circumstances, the respective issuers of such options may be required to repurchase the options or the shares acquired pursuant to the exercise thereof. In addition, following consummation of the CoreStates acquisition Terrence A. Larsen, CoreStates' Chairman and Chief Executive Officer, would become a Vice Chairman of the Corporation. Also, six directors of CoreStates would become directors of the Corporation, including Mr. Larsen.

     On November 18, 1997, the Corporation filed a Current Report on Form 8-K with the Commission (the "CoreStates Form 8-K"), which contains, among other things, certain financial and other information (the "CoreStates Form 8-K Materials") about CoreStates and the CoreStates acquisition. The CoreStates Form 8-K Materials contain certain forward-looking statements regarding the Corporation, CoreStates and the combined organization following the CoreStates acquisition, including statements relating to estimated cost savings and enhanced revenues that may be realized from the CoreStates acquisition, and certain restructuring charges expected to be incurred in connection with the CoreStates acquisition. Such forward-looking statements involve significant risks and uncertainties. Actual results may differ materially from the results discussed in the CoreStates Form 8-K Materials and herein. Factors that might cause such a difference include, but are not limited to those discussed in the CoreStates Form 8-K, the Corporation's 1997 Annual Report on Form 10-K and under the heading "Cautionary Statement Concerning Forward-Looking Information" in this Prospectus Supplement.

     As indicated in the CoreStates Form 8-K:

     (Bullet) The Corporation expects to realize before-tax expense savings resulting from the CoreStates acquisition of approximately $406 million and $723 million in 1998 and 1999, respectively, or approximately $258 million and $459 million after-tax, respectively. These estimates assume that approximately 45 percent of CoreStates' 1997 annualized expenses are eliminated by the end of 1999.

     (Bullet) The Corporation expects to realize before-tax revenue enhancements relating to the CoreStates acquisition of approximately $123 million and $194 million in 1998 and 1999, respectively, or approximately $58 million and $89 million after-tax, respectively. These estimates are primarily based on the Corporation's broader array of income generating products from its capital markets, capital management and other fee producing businesses.

     (Bullet) Assuming (i) the restructuring charges discussed below and the expense savings and revenue enhancements discussed above are as estimated, (ii) 985 million shares of the Corporation's common stock are outstanding in 1998 and 999 million shares are outstanding in 1999, (iii) the CoreStates acquisition is consummated by mid-1998, (iv) the conversion of CoreStates' operations and computer systems to the Corporation's operations and computer systems is completed by November 1998, (v) 1998 earnings per share of (a) the Corporation's common stock are $3.91, and (b) CoreStates common stock are $4.23, each of which represents the First Call consensus earnings estimates as of November 18, 1997 (before public announcement of the CoreStates acquisition, the "1998 Illustrative First Call Consensus Estimates"), (vi) 1999 earnings per share of the Corporation's common stock and CoreStates common stock are equal to the 1998 Illustrative First Call Consensus Estimates plus 11 percent for the Corporation and ten percent for CoreStates (the "1999 Illustrative Estimates") (I.E., $4.34 for the Corporation's common stock and $4.65 for CoreStates common stock), and (vii) certain other assumptions contained in the CoreStates Form 8-K, the CoreStates acquisition is estimated to dilute the 1998 Illustrative First Call Consensus Estimate for the Corporation's common stock by $.09 and add $.12 to the 1999 Illustrative Estimate for the Corporation's common stock. The 1998 Illustrative First Call Consensus Estimates and the 1999 Illustrative Estimates are presented for illustrative purposes only, are subject to the risks and uncertainties set forth in the CoreStates Form 8-K Materials, the Corporation's 1997 Annual Report on Form 10-K and under the heading "Cautionary Statement Concerning Forward-Looking Information" in this Prospectus Supplement, among others, and do not constitute earnings projections or estimates by the Corporation or CoreStates.

     (Bullet) The Corporation expects to record after-tax restructuring and merger-related charges associated with the CoreStates acquisition, currently estimated at $795 million, or $0.81 per share of the Corporation's common stock in the second quarter of 1998. The estimated $795 million restructuring charge is summarized below.

(IN MILLIONS, AFTER TAX)
-------------------------------------------------------------------------------------
Severance and change in control related obligations..................................    $214
Fixed asset write-downs and vacant space accruals....................................     289
Service contract terminations........................................................     127
Charitable support...................................................................      63
Other................................................................................     102
                                                                                        -----
Total................................................................................    $795
                                                                                        -----
                                                                                        -----

     The estimated restructuring charge includes approximately $149 million in non-cash charges. Cash payments included in the estimated restructuring charge are expected to be completed within 18 months from the date of consummation. The "Other" category includes CoreStates acquisition-related amounts, none of which individually is estimated to exceed $50 million. The amounts included in the $795 million estimated restructuring charge are subject to change prior to the effective date of the CoreStates acquisition. The estimates include assumptions about the timing of the consummation of the CoreStates acquisition and the number of employees whose employment will terminate as a result of the CoreStates acquisition. Changes in such assumptions could result in a change in the estimated restructuring charge. In addition, the Corporation estimates that another $75 million in CoreStates pre-tax, acquisition-related costs will be incurred over the 12 months following the date the CoreStates acquisition is consummated. These costs primarily relate to training and systems conversions.

  THE MONEY STORE INC.

     On March 4, 1998, the Corporation entered into an agreement to acquire The Money Store Inc. ("The Money Store"), a consumer finance lender based in Union, New Jersey. The Money Store operates 172 offices in all 50 states, Washington, D.C. and Puerto Rico. Under the terms of the agreement, each share of The Money Store common stock will be exchanged for a number of shares of the Corporation's common stock (the "Exchange Ratio") having a value of $34 per share. In addition, each share of The Money Store mandatory convertible preferred stock, depending upon the outcome of the vote by the holders of such stock with respect thereto, will be converted into either (i) a number of shares of the Corporation's common stock equal to the Exchange Ratio times .92, or (ii) an equal number of shares of a new series of the Corporation's Class A Preferred Stock having terms substantially the same as The Money Store mandatory convertible preferred stock, as adjusted to reflect The Money Store acquisition. Based on a price of $52.75 per share of the Corporation's common stock (the last reported sale price per share of the Corporation's common stock on the New York Stock Exchange Composite Transactions tape on March 3, 1998, the day before the acquisition was announced), the purchase price would be approximately $2.1 billion. The Money Store acquisition, which will be accounted for as a purchase, is expected to close by the third quarter of 1998, subject to certain conditions of closing. The Corporation expects to repurchase shares of the Corporation's common stock in the open market in an amount up to the number of shares of the Corporation's common stock expected to be issued in The Money Store acquisition, which is estimated to be approximately 41 million shares. As of December 31, 1997, The Money Store had assets of $3 billion, net loans of $1 billion, total stockholders' equity of $666 million and net income applicable to common stockholders of $83 million.

  BOWLES HOLLOWELL CONNER & CO.

     On March 9, 1998, the Corporation entered into an agreement to acquire Bowles Hollowell Conner & Co. ("Bowles Hollowell Conner"), a mergers and acquisitions advisory firm based in Charlotte, North Carolina. The Corporation will issue shares of the Corporation's common stock to the holders of Bowles Hollowell Conner common stock. The detailed terms of the Bowles Hollowell Conner acquisition have not been publicly disclosed. The Bowles Hollowell Conner acquisition, which will be accounted for as a purchase, is expected to close in the second quarter of 1998, subject to certain conditions of closing. In connection with the Bowles Hollowell Conner acquisition, the Corporation expects to repurchase a number of shares of the Corporation's common stock in the open market equal to the number of shares of the Corporation's common stock expected to be issued in the Bowles Hollowell Conner acquisition.

POSSIBLE FUTURE ACQUISITIONS

     The Corporation is continually evaluating acquisition opportunities and frequently conducts due diligence activities in connection with possible acquisitions. As a result, acquisition discussions and, in some cases, negotiations, frequently take place and future acquisitions involving cash, debt and equity securities can be expected. Acquisitions typically involve the payment of a premium over book and market values, and therefore some dilution of the Corporation's book value and net income may occur in connection with future acquisitions. See "The Corporation" in the accompanying Prospectus.

                      COMPUTATIONS OF CONSOLIDATED RATIOS
                          OF EARNINGS TO FIXED CHARGES

HISTORICAL COMPUTATIONS OF CONSOLIDATED RATIOS

                                                                                      YEARS ENDED DECEMBER 31,
                                                                              ----------------------------------------
                                                                              1997*     1996*    1995*    1994    1993
                                                                              ------    -----    -----    ----    ----
Excluding interest on deposits.............................................    2.31x    2.32     2.67     3.55    3.95
Including interest on deposits.............................................    1.51x    1.49     1.53     1.73    1.70

PRO FORMA COMBINED COMPUTATIONS OF CONSOLIDATED RATIOS
(THE CORPORATION AND CORESTATES)

                                                                                      YEARS ENDED DECEMBER 31,
                                                                              ----------------------------------------
                                                                              1997*     1996*    1995*    1994    1993
                                                                              ------    -----    -----    ----    ----
Excluding interest on deposits.............................................    2.49x    2.60     2.90     3.54    4.17
Including interest on deposits.............................................    1.57x    1.57     1.59     1.72    1.74

---------------

* Restated to reflect the pooling of interests acquisition of Signet Banking Corporation ("Signet") on November 28, 1997.

     For purposes of computing these ratios, earnings represent income from continuing operations before extraordinary items and cumulative effect of a change in accounting principle plus income taxes and fixed charges (excluding capitalized interest). Fixed charges, excluding interest on deposits, represent interest (other than on deposits, but including capitalized interest), one-third (the proportion deemed representative of the interest factor) of rents and all amortization of debt issuance costs. Fixed charges, including interest on deposits, represent all interest (including capitalized interest), one-third (the proportion deemed representative of the interest factor) of rents and all amortization of debt issuance costs. Pro forma amounts exclude immaterial rental and capitalized lease amounts related to CoreStates.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following is selected unaudited consolidated financial information for the Corporation for each of the five years ended December 31, 1997. The summary below should be read in conjunction with the pro forma financial information reflecting the pooling of interests combination of the Corporation and CoreStates (included on pages P-1 through P-5 of the Corporation's 1997 Annual Report on Form 10-K), the consolidated financial statements of the Corporation, and the related notes thereto, and the other detailed information contained in the Corporation's 1997 Annual Report on Form 10-K, and the Corporation's 1998 Current Report on Form 8-K, which are incorporated herein by reference. All such information as of and for the three years ended December 31, 1997, has been restated to reflect the pooling of interests acquisition of Signet on November 28, 1997.

THE CORPORATION (A)

                                                                                   YEARS ENDED DECEMBER 31,
                                                                     ----------------------------------------------------
(In millions, except per share data)                                   1997       1996       1995       1994       1993
-----------------------------------                                  --------    -------    -------    -------    -------
CONSOLIDATED SUMMARIES OF INCOME
 Interest income..................................................   $ 10,933     10,460      9,553      7,231      6,602
  Interest expense................................................      5,190      4,995      4,424      2,793      2,482
                                                                     --------    -------    -------    -------    -------
  Net interest income.............................................      5,743      5,465      5,129      4,438      4,120
  Provision for loan losses.......................................        840        449        259        179        370
                                                                     --------    -------    -------    -------    -------
  Net interest income after provision for loan losses.............      4,903      5,016      4,870      4,259      3,750
  Securities available for sale transactions......................         31         36         45          6         33
  Investment security transactions................................          3          4          6          4          7
  Noninterest income..............................................      3,362      2,596      2,125      1,566      1,542
  Merger-related and restructuring charges........................        269        281         94         --         --
  SAIF special assessment.........................................         --        135         --         --         --
  Noninterest expense.............................................      5,320      4,737      4,563      3,747      3,536
                                                                     --------    -------    -------    -------    -------
  Income before income taxes......................................      2,710      2,499      2,389      2,088      1,796
  Income taxes....................................................        814        875        848        712        579
                                                                     --------    -------    -------    -------    -------
  Net income......................................................      1,896      1,624      1,541      1,376      1,217
  Dividends on preferred stock....................................         --          9         26         46         46
                                                                     --------    -------    -------    -------    -------
  Net income applicable to common stockholders before redemption
    premium.......................................................      1,896      1,615      1,515      1,330      1,171
  Redemption premium on preferred stock...........................         --         --         --         41         --
                                                                     --------    -------    -------    -------    -------
  Net income applicable to common stockholders after redemption
    premium.......................................................   $  1,896      1,615      1,515      1,289      1,171
                                                                     --------    -------    -------    -------    -------
                                                                     --------    -------    -------    -------    -------
PER COMMON SHARE DATA
 Basic earnings...................................................   $   3.03       2.61       2.44       2.30       2.15
  Diluted earnings................................................       2.99       2.58       2.38       2.25       2.09
  Cash dividends..................................................       1.22       1.10       0.98       0.86       0.75
  Book value......................................................      18.91      17.06      15.66      14.10      13.36
CASH DIVIDENDS PAID ON COMMON STOCK                                       749        660        549        298        244
CONSOLIDATED PERIOD-END BALANCE SHEET ITEMS
 Assets...........................................................    157,274    151,847    142,858    113,529    104,550
  Loans, net of unearned income...................................     96,873    102,316     96,730     77,831     68,263
  Deposits........................................................    102,889    102,702    100,148     87,865     81,885
  Long-term debt..................................................      8,042      8,060      7,374      4,242      3,675
  Guaranteed preferred beneficial interests.......................        991        495         --         --         --
  Preferred stockholders' equity..................................         --         --        183        230        514
  Common stockholders' equity.....................................     12,032     10,932      9,724      8,044      7,432
  Total stockholders' equity......................................   $ 12,032     10,932      9,907      8,274      7,946
  Preferred shares outstanding (IN THOUSANDS).....................         --         --      3,388      5,213     11,560
  Common shares outstanding (IN THOUSANDS)........................    636,394    640,782    620,822    570,722    556,408
CONSOLIDATED AVERAGE BALANCE SHEET ITEMS
 Assets...........................................................   $150,375    145,491    129,276    106,413     99,610
  Loans, net of unearned income...................................    100,429     97,181     89,978     70,726     62,996
  Deposits........................................................     99,880     98,909     94,642     80,760     76,830
  Long-term debt..................................................      7,942      7,860      6,072      4,009      3,598
  Guaranteed preferred beneficial interests.......................        971         47         --         --         --
  Common stockholders' equity (b).................................     11,030      9,937      9,266      7,870      6,782
  Total stockholders' equity (b)..................................   $ 11,030     10,045      9,477      8,372      7,302
  Common shares outstanding (IN THOUSANDS)
    Basic.........................................................    625,649    619,237    619,777    561,442    543,321
    Diluted.......................................................    633,772    625,224    637,186    577,709    565,239
CONSOLIDATED PERCENTAGES
 Net income applicable to common stockholders before redemption
   premium to average common stockholders' equity (b).............      17.19%     16.25      16.35      16.91      17.26
  Net income applicable to common stockholders after redemption
    premium to average common stockholders' equity (b)............      17.19      16.25      16.35      16.38      17.26
  Net income to
    Average total stockholders' equity (b)........................      17.19      16.17      16.26      16.44      16.66
    Average assets................................................       1.26       1.12       1.19       1.29       1.22
  Average stockholders' equity to average assets..................       7.37       6.82       7.23       7.52       7.11
  Allowance for loan losses to
    Net loans.....................................................       1.25       1.47       1.69       2.03       2.38
    Nonaccrual and restructured loans.............................        195        215        239        248        151
    Nonperforming assets..........................................        168        187        186        178        115
  Net charge-offs to average net loans............................       0.63       0.65       0.44       0.40       0.78
  Nonperforming assets to loans, net and foreclosed properties....       0.75       0.78       0.91       1.14       2.06
  Capital ratios (c)
    Tier 1 capital................................................       8.41       7.33       6.70       7.76       9.14
    Total capital.................................................      13.40      12.33      11.45      12.94      14.64
    Leverage......................................................       6.81       6.13       5.49       6.12       6.13
  Net interest margin.............................................       4.36%      4.25       4.51       4.75       4.82

---------------
(a) Amounts for 1997, 1996 and 1995 have been restated to reflect the pooling of interests acquisition of Signet.

(b) Average common stockholders' equity and total stockholders' equity exclude net unrealized gains and (losses) on debt and equity securities in 1994 through 1997.
(c) Risk-based capital ratio guidelines require a minimum ratio of tier 1 capital to risk-weighted assets of 4.00 percent and a minimum ratio of total capital to risk-weighted assets of 8.00 percent. The minimum leverage ratio of tier 1 capital to adjusted average quarterly assets is from 3.00 to 5.00 percent. Capital ratios presented herein have not been restated to reflect pooling of interests acquisitions.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Corporation has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of Notes set forth opposite its name below:

                                                                              PRINCIPAL
                                                                              AMOUNT OF
                               UNDERWRITER                                      NOTES
--------------------------------------------------------------------------   ------------
First Union Capital Markets, a division of Wheat First Securities, Inc....   $ 75,000,000
Citicorp Securities, Inc..................................................     75,000,000
Credit Suisse First Boston Corporation....................................     75,000,000
Morgan Stanley & Co. Incorporated.........................................     75,000,000
                                                                             ------------
       Total..............................................................   $300,000,000
                                                                             ------------
                                                                             ------------

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

     The Underwriters propose to offer the Notes in part directly to retail purchasers at the public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of 0.40% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not to exceed 0.25% of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Notes are a new issue of securities with no established trading market. The Corporation has been advised by each Underwriter that each such Underwriter intends to make a market in the Notes but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     Settlement for the Notes will be made in immediately available funds. The Notes will be in the Same Day Funds Settlement System at The Depository Trust Company and, to the extent the secondary market trading in the Notes is effected through the facilities of such depositary, such trades will be settled in immediately available funds.

     The Corporation has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     This Prospectus Supplement and the Prospectus may be used by First Union Capital Markets, a division of Wheat First Securities, Inc., an affiliate of the Corporation, in connection with offers and sales related to market-making transactions in the Notes. First Union Capital Markets may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale or otherwise.

     The participation of First Union Capital Markets, a division of Wheat First Securities, Inc., in the offer and sale of the Notes will comply with the requirements of Rule 2720 of the National Association of Securities Dealers, Inc. (the "NASD") regarding underwriting securities of an "affiliate". No NASD member participating in offers and sales will execute a transaction in the Notes in a discretionary account without the prior specific written approval of such member's customer.

     The Underwriters and certain of their affiliates and associates are customers of, including borrowers from, engage in transactions with, and/or perform services for, the Corporation and its subsidiaries, in the ordinary course of business. The Underwriters have performed investment banking services for the Corporation in the last two years and have received fees in connection therewith.

                                    EXPERTS

     The consolidated balance sheets of the Corporation as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997, included in the Corporation's 1997 Annual Report on Form 10-K and incorporated by reference herein, have been incorporated by reference herein in reliance upon the report of

KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of CoreStates at December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, included in the Corporation's 1997 Annual Report on Form 10-K and incorporated by reference herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing in the Corporation's 1997 Annual Report on Form 10-K, and are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated balance sheet of Meridian Bancorp, Inc. and subsidiaries as of December 31, 1995, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year ended December 31, 1995, included in the Corporation's 1997 Annual Report on Form 10-K, which is incorporated by reference herein, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. Such financial statements were combined with those of CoreStates for such period.

     The consolidated balance sheet of United Counties Bancorporation and subsidiaries as of December 31, 1995, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year ended December 31, 1995, included in the Corporation's 1997 Annual Report on Form 10-K, which is incorporated by reference herein, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accounts, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. Such financial statements were combined with those of CoreStates for such period.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Corporation with the Commission (File No. 1-10000) under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are hereby incorporated by reference in the Prospectus as supplemented by this Prospectus Supplement:

          (1) the Corporation's Annual Report on Form 10-K for the year ended December 31, 1997; and

          (2) the Corporation's Current Report on Form 8-K dated January 22,
              1998.

     All documents filed pursuant to Section 13(a), 13(c), or 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Notes are hereby incorporated by reference into the Prospectus as supplemented by this Prospectus Supplement and shall be deemed a part hereof from the date of filing of such documents. Any statement contained in the Prospectus, in this Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference in the Prospectus as supplemented by this Prospectus Supplement shall be deemed to be modified or superseded for purposes of the Registration Statement (as defined in the Prospectus) and the Prospectus as supplemented by this Prospectus Supplement to the extent that a statement contained in the Prospectus, in this Prospectus Supplement or in any subsequently filed document which also is or is deemed to be incorporated by reference in the Prospectus as supplemented by this Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement, the Prospectus or this Prospectus Supplement.

     THE CORPORATION WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THE PROSPECTUS AS SUPPLEMENTED BY THIS PROSPECTUS SUPPLEMENT IS DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS INCORPORATED BY REFERENCE IN THE PROSPECTUS AS SUPPLEMENTED BY THIS PROSPECTUS SUPPLEMENT, EXCEPT FOR CERTAIN EXHIBITS TO SUCH DOCUMENTS. WRITTEN REQUESTS SHOULD BE SENT TO: INVESTOR RELATIONS, FIRST UNION CORPORATION, ONE FIRST UNION CENTER, CHARLOTTE, NORTH CAROLINA 28288-0206. TELEPHONE REQUESTS MAY BE DIRECTED TO (704) 374-6782.

          CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

     This Prospectus Supplement (including information included or incorporated by reference herein) contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of the Corporation, as well as certain information relating to the Corporation's pending acquisition of CoreStates, including (i) statements relating to the cost savings estimated to result from the CoreStates acquisition, see "Recent Developments -- Certain Pending Acquisitions; CORESTATES FINANCIAL CORP"; (ii) statements relating to revenues estimated to result from the CoreStates acquisition, see "Recent Developments -- Certain Pending Acquisitions; CORESTATES FINANCIAL CORP"; (iii) statements relating to the restructuring charges estimated to be incurred in connection with the CoreStates acquisition see "Recent Developments -- Certain Pending Acquisitions; CORESTATES FINANCIAL CORP"; and (iv) statements preceded by, followed by or that include the words "believes", "expects", "anticipates", "estimates" or similar expressions (see "Recent Developments -- Certain Pending Acquisitions; CORESTATES FINANCIAL CORP"). These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (a) expected cost savings from the CoreStates acquisition and the Corporation's other recently completed or pending acquisitions may not be fully realized with the expected time frame; (b) revenues following the CoreStates acquisition and the Corporation's other recently completed or pending acquisitions may be lower than expected, or deposit attrition, operating costs or customer loss and business disruption following the CoreStates acquisition and the Corporation's other recently completed or pending acquisitions may be greater than expected; (c) competitive pressures among depository and other financial institutions may increase significantly; (d) costs or difficulties related to the integration of the business of the Corporation with acquired or to be acquired companies may be greater than expected; (e) changes in the interest rate environment may reduce margins; (f) general economic or business conditions, either nationally or in the states in which the Corporation, CoreStates or other acquired or to be acquired companies are doing business, may be less favorable than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit; (g) legislative or regulatory changes may adversely affect the business in which the Corporation, CoreStates or other acquired or to be acquired companies are engaged; and (h) changes may occur in the securities markets.

PROSPECTUS
                            FIRST UNION CORPORATION
            COMMON STOCK, PREFERRED STOCK, CLASS A PREFERRED STOCK,
                DEPOSITARY SHARES, DEBT SECURITIES AND WARRANTS
                            ------------------------
     First Union Corporation (the "Corporation") may offer from time to time (i) common stock, $3.33 1/3 par value per share ("Common Stock"), (ii) one or more series of Preferred Stock, no-par value per share ("Preferred Stock"), which may be evidenced by Depositary Shares (as defined herein), (iii) one or more series of Class A Preferred Stock, no-par value per share ("Class A Preferred Stock"), which may be evidenced by Depositary Shares, (iv) one or more series of debt securities ("Debt Securities"), consisting of debentures, notes and/or other unsecured evidences of indebtedness, which may be unsubordinated ("Senior Debt Securities") or subordinated ("Subordinated Debt Securities") to certain other obligations of the Corporation, and (v) warrants to purchase Debt Securities, Preferred Stock, Class A Preferred Stock, Depositary Shares or Common Stock ("Warrants", and together with the Common Stock, Preferred Stock, Class A Preferred Stock, Depositary Shares and Debt Securities, "Securities"), at an aggregate initial offering price not to exceed $2,000,000,000, plus up to $390,000,000 in aggregate initial offering price of additional Debt Securities (or at the option of the Corporation if so specified in the applicable supplement or supplements to this Prospectus (each, a "Prospectus Supplement"), the equivalent thereof in any other currency or currency unit), at prices and on terms to be determined at the time of sale. Securities may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in the applicable Prospectus Supplement.
     The applicable Prospectus Supplement will set forth with regard to the particular Securities in respect of which such Prospectus Supplement is being delivered, the terms of the offering thereof, including (i) in the case of Debt Securities, whether they are Senior Debt Securities or Subordinated Debt Securities and the specific designation, aggregate principal amount, the currency or currency unit in which payments are to be made, denominations, maturity, premium, if any, rate (which may be fixed or variable) and time of payment of interest, if any, terms for redemption at the option of the Corporation or the holder, if any, terms for sinking fund payments, if any, and, in the case of Subordinated Debt Securities, subordination terms and conversion or exchange rights, if any; (ii) in the case of Preferred Stock or Class A Preferred Stock, the specific serial designation, the number of shares, any dividend, redemption, liquidation, conversion, exchange, sinking fund, voting and other rights, if any, and whether interests in such Preferred Stock or Class A Preferred Stock will be evidenced by Depositary Shares and, if so, the identity of the Depositary (as defined herein); (iii) in the case of Common Stock, the number of shares; and (iv) in the case of Warrants, the duration, offering price, exercise price and detachability of such Warrants, as well as a description of the Debt Securities, Preferred Stock, Class A Preferred Stock, Depositary Shares or Common Stock issuable upon such exercise. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than Common Stock will be issued in permanent global form and Common Stock will be issued in definitive form.
     The Common Stock is listed and traded on the New York Stock Exchange (the "NYSE") under the symbol "FTU". The applicable Prospectus Supplement will also contain information, where applicable, as to any other listing on a securities exchange of Securities covered by such Prospectus Supplement.
     The Corporation may sell Securities to or through underwriters, including First Union Capital Markets Corp., an affiliate of the Corporation, acting as principals for their own account or as agents, and also may sell Securities directly to other purchasers or through agents designated from time to time. The applicable Prospectus Supplement will set forth the initial public offering price, the names of any underwriters or agents, the principal amounts, if any, to be purchased by underwriters, the compensation of such underwriters and agents, if any, and the net proceeds to the Corporation. If the Corporation, directly or through agents, solicits offers to purchase Securities, the Corporation reserves the sole right to accept and, together with its agents, to reject in whole or in part any proposed purchase of Securities. See "Plan of Distribution". Any underwriters, dealers or agents participating in the offering may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (together with the rules and regulations thereunder, the "Securities Act"). See "Plan of Distribution" for possible indemnification arrangements for underwriters, agents and their controlling persons.
     This Prospectus and the applicable Prospectus Supplements may be used by First Union Capital Markets Corp. in connection with offers and sales related to market-making transactions in Securities covered by such Prospectus Supplements. First Union Capital Markets Corp. may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale.
     NONE OF THE SECURITIES WILL BE SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR NONBANK SUBSIDIARY OF THE CORPORATION, AND NONE OF THE SECURITIES WILL BE INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION ("FDIC"), THE BANK INSURANCE FUND ("BIF"), THE SAVINGS ASSOCIATION INSURANCE FUND ("SAIF") OR ANY OTHER GOVERNMENTAL AGENCY.
                            ------------------------
     This Prospectus may not be used to consummate the sale of any Securities unless accompanied by a Prospectus Supplement covering such Securities.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------
               THE DATE OF THIS PROSPECTUS IS SEPTEMBER 5, 1997.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND THE APPLICABLE PROSPECTUS SUPPLEMENTS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THIS PROSPECTUS NOR ANY PROSPECTUS SUPPLEMENT CONSTITUTES AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH THEY RELATE OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE CORPORATION SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
     THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THE OFFERING OF ANY SECURITIES NOR HAS SUCH COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT.
                            ------------------------
                             AVAILABLE INFORMATION
     The Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (together with the rules and regulations thereunder, the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Corporation can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices in New York (7 World Trade Center, 13th Floor, New York, New York 10048) and Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661) and copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Certain of such reports, proxy statements and other information is also available from the Commission over the Internet at http://www.sec.gov. The Common Stock is listed and traded on the NYSE. Reports, proxy statements and other information relating to the Corporation can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.
     This Prospectus does not contain all of the information set forth in the Registration Statement on Form S-3, of which this Prospectus is a part, and the exhibits thereto (together with any amendments or supplements thereto, the "Registration Statement"), which has been filed by the Corporation with the Commission under the Securities Act, certain portions of which have been omitted pursuant to the rules and regulations of the Commission and to which portions reference is hereby made for further information.
                            ------------------------
                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The following documents filed by the Corporation with the Commission (File No. 1-10000) under Section 13(a) or 15(d) of the Exchange Act are hereby incorporated by reference in this Prospectus:
     (i) the Corporation's Annual Report on Form 10-K for the year ended December 31, 1996;
     (ii) the Corporation's Quarterly Reports on Form 10-Q for the periods ended March 31, 1997, and June 30, 1997; and
     (iii) the Corporation's Current Reports on Form 8-K dated January 13, 1997, July 21, 1997 and August 20, 1997.
     All documents filed by the Corporation pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of any Securities are hereby incorporated by reference into this Prospectus and shall be deemed a part hereof from the date of filing of such documents.
     Any statement contained herein, in any supplement hereto or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded for purposes of the Registration Statement, this Prospectus and any Prospectus Supplement to the extent that a statement contained herein, in any supplement hereto or in any subsequently filed document which also is or is deemed to be incorporated by reference herein or therein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement, this Prospectus or any supplement hereto.
     THIS PROSPECTUS INCORPORATES CERTAIN DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. A COPY OF SUCH DOCUMENTS IS AVAILABLE WITHOUT CHARGE (OTHER THAN CERTAIN EXHIBITS TO SUCH DOCUMENTS) TO EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST TO: FIRST UNION CORPORATION, INVESTOR RELATIONS, ONE FIRST UNION CENTER, CHARLOTTE, NORTH CAROLINA 28288-0206 (TELEPHONE NUMBER: (704) 374-6782).
                                       2

                                THE CORPORATION
GENERAL
     Financial and other information relating to the Corporation, including information relating to the Corporation's directors and executive officers, is set forth in the Corporation's 1996 Annual Report on Form 10-K, 1997 Annual Meeting Proxy Statement, 1997 Quarterly Reports on Form 10-Q, 1997 Current Reports on Form 8-K, and such other documents filed by the Corporation under the Exchange Act subsequent to the date hereof as specified under "Incorporation of Certain Documents by Reference", copies of which may be obtained from the Corporation as indicated under "Available Information".
HISTORY AND BUSINESS
     The Corporation was incorporated under the laws of North Carolina in 1967 and is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"). Pursuant to a corporate reorganization in 1968, First Union National Bank, based in Charlotte, North Carolina ("FUNB-NC"), and First Union Mortgage Corporation, a mortgage banking firm acquired by FUNB-NC in 1964, became subsidiaries of the Corporation.
     In addition to North Carolina, the Corporation's full-service banking subsidiaries also operate in Connecticut, Delaware, Florida, Georgia, Maryland, New Jersey, New York, Pennsylvania, South Carolina, Tennessee, Virginia and Washington, D.C. In addition to providing a wide range of commercial and retail banking and trust services through its full-service banking subsidiaries, the Corporation also provides various other financial services, including mortgage banking, home equity lending, leasing, investment banking, insurance and securities brokerage services through other subsidiaries.
     Since the 1985 Supreme Court decision upholding regional interstate banking legislation, the Corporation has concentrated its efforts on building a large, regional banking organization in what it perceives to be some of the better banking markets in the eastern region of the United States. Since November 1985, the Corporation has completed 72 banking-related acquisitions and has pending three acquisitions, including the more significant acquisitions (I.E., acquisitions involving the acquisition of $3.0 billion or more in assets or deposits) set forth in the following table.

                                                                                          CONSIDERATION/
                                                                     ASSETS/                ACCOUNTING
NAME                                            HEADQUARTERS     DEPOSITS (1)(2)            TREATMENT            COMPLETION DATE
--------------------------------------------   ---------------   ---------------    --------------------------   ---------------
Atlantic Bancorporation.....................   Florida            $  3.8 billion    common stock/pooling         November 1985
Northwestern Financial Corporation..........   North Carolina        3.0 billion    common stock/pooling         December 1985
First Railroad & Banking Company of
  Georgia...................................   Georgia               3.7 billion    common stock/pooling         November 1986
Florida National Banks of Florida, Inc......   Florida               7.9 billion    cash and preferred
                                                                                      stock/purchase             January 1990
Southeast Banking Corporation subsidiary
  banks ("Southeast").......................   Florida               9.9 billion    cash, notes and preferred
                                                                                      stock/purchase             September 1991
Resolution Trust Corporation ("RTC")
  acquisitions..............................   Florida,
                                               Georgia,
                                               Virginia              5.3 billion    cash/purchase                1991-1994
Dominion Bankshares Corporation.............   Virginia              8.9 billion    common and preferred
                                                                                      stock/pooling              March 1993
Georgia Federal Bank, FSB...................   Georgia               4.0 billion    cash/purchase                June 1993
First American Metro Corp...................   Virginia              4.6 billion    cash/purchase                June 1993
American Savings of Florida, F.S.B..........   Florida               3.6 billion    common stock/purchase        July 1995
First Fidelity Bancorporation...............   New Jersey           35.3 billion    common and preferred
                                                                                      stock/pooling              January 1996
Center Financial Corporation................   Connecticut           4.0 billion    common stock/purchase        November 1996
Signet Banking Corporation ("Signet").......   Virginia           $ 11.9 billion    common stock/pooling         pending

---------------
(1) The dollar amounts indicated represent the assets of the related organization as of the last reporting period prior to acquisition, except for (i) the dollar amount relating to RTC acquisitions, which represents savings and loan deposits acquired from the RTC, and (ii) the dollar amount relating to Southeast, which represents assets of the two banking subsidiaries of Southeast Banking Corporation acquired from the FDIC.
(2) In addition, the Corporation acquired (i) Lieber & Company, a mutual fund advisory company with approximately $3.4 billion in assets under management, in June 1994, and (ii) Keystone Investments, Inc., a mutual fund advisory company
                                       3
    with approximately $11.6 billion in assets under management, in December 1996. The consideration paid by the Corporation in each acquisition was Common Stock. The Lieber & Company acquisition was accounted for as a pooling of interests, and the Keystone Investments, Inc. acquisition was accounted for as a purchase.
     The Corporation is continually evaluating acquisition opportunities and frequently conducts due diligence activities in connection with possible acquisitions. As a result, acquisition discussions and, in some cases, negotiations frequently take place and future acquisitions involving cash, debt or equity securities can be expected. Acquisitions typically involve the payment of a premium over book and market values, and therefore, some dilution of the Corporation's book value and net income per common share may occur in connection with future transactions.
RECENT DEVELOPMENTS
     On July 21, 1997, the Corporation entered into an agreement to acquire Signet. As of and for the six months ended June 30, 1997, Signet had total assets of $11.9 billion, net loans of $6.3 billion, deposits of $8.1 billion, stockholders' equity of $936 million and net income of $31 million, and as of such date, Signet operated in Virginia, Washington, D.C., and Maryland.
     The acquisition agreement provides for the issuance of 1.10 shares of Common Stock for each share of Signet common stock. As of June 30, 1997, Signet had approximately 60.4 million shares of common stock outstanding. The transaction, which is subject to stockholder and regulatory approvals and other conditions of closing, will be accounted for as a pooling of interests.
     Additional information with respect to the proposed acquisition of Signet is set forth in the Corporation's Current Report Form 8-K dated July 21, 1997. See "Incorporation of Certain Documents by Reference."
                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES
     The Corporation's Consolidated Ratios of Earnings to Fixed Charges and Consolidated Ratios of Earnings to Fixed Charges and Preferred Stock Dividends for the periods indicated were as follows:

                                                             SIX MONTHS
                                                           ENDED JUNE 30,               YEAR ENDED DECEMBER 31,
                                                           --------------      -----------------------------------------
                                                                1997           1996     1995     1994     1993     1992
                                                           --------------      -----    -----    -----    -----    -----
CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES
Excluding interest on deposits..........................        2.61x           2.32     2.75     3.55     3.95     2.71
Including interest on deposits..........................        1.61x           1.49     1.54     1.73     1.70     1.32
CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND
  PREFERRED STOCK DIVIDENDS
Excluding interest on deposits..........................        2.61x           2.31     2.67     3.10     3.59     2.43
Including interest on deposits..........................        1.61x           1.49     1.53     1.67     1.67     1.30

     For purposes of computing these ratios, earnings represent income from continuing operations before extraordinary items and cumulative effect of a change in accounting principle plus income taxes and fixed charges (excluding capitalized interest). Fixed charges, excluding interest on deposits, represent interest (other than on deposits, but including capitalized interest), one-third (the proportion deemed representative of the interest factor) of rents and all amortization of debt issuance costs. Fixed charges, including interest on deposits, represent all interest (including capitalized interest), one-third (the proportion deemed representative of the interest factor) of rents and all amortization of debt issuance costs. For purposes of calculating the Consolidated Ratios of Earnings to Fixed Charges and Preferred Stock Dividends, fixed charges are combined with preferred stock dividends paid, adjusted to a pretax basis.
                                       4

                                USE OF PROCEEDS
     The Corporation currently intends to use the net proceeds from the sale of any Securities for general corporate purposes, which may include the reduction of indebtedness, investments at the holding company level, investments in, or extensions of credit to, its banking and other subsidiaries and other banks and companies engaged in other financial service activities, possible acquisitions, stock repurchases and such other purposes as may be stated in any applicable Prospectus Supplement. Pending such use, the net proceeds may be temporarily invested. The precise amounts and timing of the application of proceeds will depend upon the funding requirements of the Corporation and its subsidiaries and the availability of other funds. Except as may be described in any applicable Prospectus Supplement, specific allocations of the proceeds to such purposes will not have been made at the date of such Prospectus Supplement.
     Based upon the historical and anticipated future growth of the Corporation and the financial needs of the Corporation and its subsidiaries, the Corporation may engage in additional financings of a character and amount to be determined as the need arises.
                       CERTAIN REGULATORY CONSIDERATIONS
     AS A BANK HOLDING COMPANY, THE CORPORATION IS SUBJECT TO REGULATION UNDER THE BHCA AND TO ITS EXAMINATION AND REPORTING REQUIREMENTS. THE FOLLOWING DISCUSSION SETS FORTH CERTAIN OF THE MATERIAL ELEMENTS OF THE REGULATORY FRAMEWORK APPLICABLE TO BANK HOLDING COMPANIES AND THEIR SUBSIDIARIES AND PROVIDES CERTAIN SPECIFIC INFORMATION RELEVANT TO THE CORPORATION. THIS REGULATORY FRAMEWORK IS INTENDED PRIMARILY FOR THE PROTECTION OF DEPOSITORS AND THE FEDERAL DEPOSIT INSURANCE FUNDS AND NOT FOR THE PROTECTION OF SECURITY HOLDERS. TO THE EXTENT THAT THE FOLLOWING INFORMATION DESCRIBES STATUTORY AND REGULATORY PROVISIONS, IT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE PARTICULAR STATUTORY AND REGULATORY PROVISIONS. A CHANGE IN APPLICABLE STATUTES, REGULATIONS OR REGULATORY POLICY MAY HAVE A MATERIAL EFFECT ON THE BUSINESS OF THE CORPORATION.
GENERAL
     As a bank holding company, the Corporation is subject to regulation under the BHCA and to its examination and reporting requirements. Under the BHCA, bank holding companies may not directly or indirectly acquire the ownership or control of more than five percent of the voting shares or substantially all of the assets of any company, including a bank, without the prior approval of, or a waiver of the requirement for such approval by, the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). In addition, bank holding companies are generally prohibited under the BHCA from engaging in nonbanking activities, subject to certain exceptions.
     The earnings of the Corporation are affected by the legislative and governmental actions of various regulatory authorities, including the Federal Reserve Board, the Comptroller of the Currency (the "OCC") and the FDIC. In addition, there are numerous governmental requirements and regulations which affect the activities of the Corporation.
PAYMENT OF DIVIDENDS
     The Corporation is a legal entity separate and distinct from its banking and other subsidiaries. A major portion of the Corporation's revenues result from amounts paid as dividends to the Corporation by its national bank subsidiaries. The prior approval of the OCC is required for the payment of any dividend by a national bank if the total of all dividends declared by the board of directors of such bank in any calendar year will exceed the sum of such bank's net profits for that year and its retained net profits for the preceding two calendar years, less any required transfers to surplus. Federal law also prohibits any national bank from paying dividends which would be greater than such bank's undivided profits after deducting statutory bad debt in excess of such bank's allowance for loan losses.
     In addition to its national bank subsidiaries, the Corporation has one state-chartered bank subsidiary which is subject to dividend limitations under applicable state laws.
     Under the foregoing dividend restrictions and certain restrictions applicable to certain of the Corporation's nonbanking subsidiaries, as of June 30, 1997, the Corporation's subsidiaries, without obtaining affirmative governmental approvals, could pay aggregate dividends of $717 million to the Corporation. In the first six months of 1997, the Corporation's subsidiaries paid $603 million in cash dividends to the Corporation. In addition, a corporate reorganization of the Corporation's subsidiary banks in Georgia and Florida into FUNB-NC on June 5, 1997, resulted in a reduction of capital in the amount of $400 million, which was paid to the Corporation.
                                       5

     In addition, the Corporation and its bank subsidiaries are subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The appropriate federal regulatory authority is authorized to determine, under certain circumstances relating to the financial condition of a national bank or bank holding company, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. The OCC (the appropriate agency with respect to the Corporation's national bank subsidiaries) and the FDIC (the appropriate agency with respect to the Corporation's state-chartered bank subsidiary) have indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsound and unsafe banking practice. The OCC, the FDIC and the Federal Reserve Board have each indicated that banking organizations should generally pay dividends only out of current operating earnings.
BORROWINGS; ETC.
     There are also various legal restrictions on the extent to which each of the Corporation and certain of its nonbank subsidiaries can borrow or otherwise obtain credit from its bank subsidiaries. In general, these restrictions require that any such extensions of credit must be secured by designated amounts of specified collateral and are limited, as to any one of the Corporation or such nonbank subsidiaries, to ten percent of the lending bank's capital stock and surplus, and as to the Corporation and all such nonbank subsidiaries in the aggregate, to 20 percent of such lending bank's capital stock and surplus.
     The Federal Deposit Insurance Act, as amended (the "FDIA") imposes liability on an institution the deposits of which are insured by the FDIC, such as the Corporation's subsidiary banks, for certain potential losses of the FDIC incurred in connection with other FDIC-insured institutions under common control with such institution.
     Under the National Bank Act, if the capital stock of a national bank is impaired by losses or otherwise, the OCC is authorized to require payment of the deficiency by assessment upon the bank's stockholders, pro rata and, to the extent necessary, if any such assessment is not paid by any stockholder after three months notice, to sell the stock of such stockholder to make good the deficiency.
     Under Federal Reserve Board policy, the Corporation is expected to act as a source of financial strength to each of its subsidiary banks and to commit resources to support each of such subsidiaries. This support may be required at times when, absent such Federal Reserve Board policy, the Corporation may not find itself willing or able to provide it.
     Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.
CAPITAL ADEQUACY
     The Federal Reserve Board, the FDIC and the OCC have adopted substantially similar risk-based and leverage capital guidelines for United States banking organizations. Under these risked-based capital standards, the minimum consolidated ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is eight percent. At least half of the total capital is to be composed of common stockholder's equity, retained earnings, a limited amount of qualifying perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, less goodwill and certain intangibles ("tier 1 capital" and, together with tier 2 capital, "total capital"). The remainder of total capital may consist of mandatory convertible debt securities and a limited amount of subordinated debt, qualifying preferred stock and loan loss allowance ("tier 2 capital"). At June 30, 1997, the Corporation's tier 1 and total capital ratios were 7.55 percent and 12.64 percent, respectively.
     In addition, the Federal Reserve Board has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum leverage ratio of tier 1 capital to adjusted average quarterly assets less certain amounts ("leverage ratio") equal to three percent for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies will generally be required to maintain a leverage ratio of from at least four to five percent. The Corporation's leverage ratio at June 30, 1997, was 6.23 percent. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the guidelines indicate that the Federal Reserve Board will continue to consider a "tangible tier 1 leverage ratio" (deducting all intangibles) in evaluating proposals for expansion or new activity. The Federal Reserve Board has not advised the Corporation of any specific minimum leverage ratio or tangible tier 1 leverage ratio applicable to it.
                                       6

     Each of the Corporation's subsidiary banks is subject to similar capital requirements adopted by the OCC or the FDIC. Each of the Corporation's subsidiary banks had a leverage ratio in excess of 5.47 percent as of June 30, 1997. The federal banking agencies have not advised any of the subsidiary banks of any specific minimum leverage ratio applicable to it.
PROMPT CORRECTIVE ACTION
     The FDIA, among other things, requires the federal banking agencies to take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. The FDIA establishes five capital tiers:
"well capitalized"; "adequately capitalized"; "undercapitalized"; "significantly undercapitalized"; and "critically undercapitalized". A depository institution's capital tier will depend upon how its capital levels compare to various relevant capital measures and certain other factors, as established by regulation.
     The federal bank regulatory agencies have adopted regulations establishing relevant capital measures and relevant capital levels applicable to FDIC-insured banks. The relevant capital measures are the total capital ratio, tier 1 capital ratio and the leverage ratio. Under the regulations, a FDIC-insured bank will be
(i) "well capitalized" if it has a total capital ratio of ten percent or greater, a tier 1 capital ratio of six percent or greater and a leverage ratio of five percent or greater and is not subject to any order or written directive by the OCC to meet and maintain a specific capital level for any capital measure; (ii) "adequately capitalized" if it has a total capital ratio of eight percent or greater, a tier 1 capital ratio of four percent or greater and a leverage ratio of four percent or greater (three percent in certain circumstances) and is not "well capitalized"; (iii) "undercapitalized" if it has a total capital ratio of less than eight percent, a tier 1 capital ratio of less than four percent or a leverage ratio of less than four percent (three percent in certain circumstances); (iv) "significantly undercapitalized" if it has a total capital ratio of less than six percent, a tier 1 capital ratio of less than three percent or a leverage ratio of less than three percent; and (v) "critically undercapitalized" if its tangible equity is equal to or less than two percent of average quarterly tangible assets. An institution may be downgraded to, or deemed to be in, a capital category that is lower than is indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. As of June 30, 1997, all of the Corporation's deposit-taking subsidiary banks had capital levels that qualify them as being "well capitalized" under such regulations.
     The FDIA generally prohibits a FDIC-insured depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be "undercapitalized". "Undercapitalized" depository institutions are subject to growth limitations and are required to submit a capital restoration plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of: (i) an amount equal to five percent of the depository institution's total assets at the time it became "undercapitalized"; and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized".
     "Significantly undercapitalized" insured depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become "adequately capitalized", requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. "Critically undercapitalized" institutions are subject to the appointment of a receiver or conservator. A bank that is not "well capitalized" is subject to certain limitations relating to so-called "brokered" deposits.
DEPOSITOR PREFERENCE STATUTE
     Under federal law, deposits and certain claims for administrative expenses and employee compensation against an insured depository institution would be afforded a priority over other general unsecured claims against such an institution, including federal funds and letters of credit, in the "liquidation or other resolution" of such an institution by any receiver.
INTERSTATE BANKING AND BRANCHING LEGISLATION
     The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "IBBEA") authorized interstate acquisitions of banks and bank holding companies without geographic limitation beginning one year after enactment. In addition, it authorized, beginning June 1, 1997, a bank to merge with a bank in another state as long as neither of the states has opted out of interstate branching between the date of enactment of the IBBEA and May 31, 1997. In addition, a bank may establish and
                                       7
operate a DE NOVO branch in a state in which the bank does not maintain a branch if that state expressly permits DE NOVO interstate branching. It was pursuant to authority from IBBEA that FUNB-NC completed its reorganizations in June and July 1997. In addition, First Union National Bank, based in Avondale, Pennsylvania, which conducts banking operations in New York, New Jersey and Pennsylvania, is to be merged with FUNB-NC in February 1998, pending regulatory approval.
FDIC INSURANCE ASSESSMENTS; DIFA
     Effective January 1, 1996, the FDIC reduced the insurance premiums it currently charges on bank deposits insured by the Bank Insurance Fund ("BIF") to the statutory minimum of $2,000 for "well capitalized" banks. The Deposit Insurance Funds Act of 1996, which was enacted on September 30, 1996 ("DIFA"), reduced the amount of semi-annual FDIC insurance premiums for savings association deposits acquired by banks and insured by SAIF to the same levels assessed for deposits insured by BIF. DIFA also provided for a special one-time assessment imposed on deposits insured by SAIF, including such deposits held by banks, to bring the SAIF up to statutorily required levels. The Corporation accrued for the one-time assessment in the third quarter of 1996 in the amount of $86 million after tax in connection with the SAIF recapitalization.
     DIFA further provides for assessments to be imposed on insured depository institutions with respect to deposits insured by the BIF, and continues the assessments currently imposed on depository institutions with respect to SAIF-insured deposits, to pay for the cost of Financing Corporation funding.
                          DESCRIPTION OF COMMON STOCK
     The following summary of certain provisions of the Corporation's Articles of Incorporation, as amended (the "Articles"), the Corporation's Bylaws (the "Bylaws") and the Rights Agreement (as defined below) does not purport to be complete and is qualified in its entirety by reference to such instruments, each of which is an exhibit to the Registration Statement of which this Prospectus is a part.
AUTHORIZED CAPITAL
     The authorized capital stock of the Corporation consists of 750,000,000 shares of Common Stock, 10,000,000 shares of Preferred Stock and 40,000,000 shares of Class A Preferred Stock. Each outstanding share of Common Stock currently has attached to it one right (a "Right") issued pursuant to an Amended and Restated Shareholder Protection Rights Agreement (the "Rights Agreement"). Each Right entitles its registered holder to purchase one one-hundredth of a share of a junior participating series of Class A Preferred Stock, as described under " -- Rights Plan" below.
     As of July 31, 1997, there were 561,374,603 shares of Common Stock, no shares of Preferred Stock and no shares of Class A Preferred Stock issued and outstanding. The number of shares of Common Stock outstanding on July 31, 1997, reflects the payment on such date of a two-for-one stock split in the form of a 100 percent Common Stock dividend.
GENERAL
     Subject to the prior rights of the holders of any Preferred Stock, Class A Preferred Stock and Depositary Shares then outstanding, holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation or dissolution, to receive the net assets of the Corporation remaining after payment of all liabilities and after payment to holders of all shares of Preferred Stock and Class A Preferred Stock and to the holders of Depositary Shares of the full preferential amounts to which such holders are respectively entitled, in proportion to their respective holdings.
     See "Certain Regulatory Considerations -- Payment of Dividends" for information relating to certain regulatory restrictions on the payment of dividends by banks, including the Corporation's subsidiary banks.
     Pursuant to an indenture dated as of November 27, 1996, between the Corporation and Wilmington Trust Company, as trustee, under which certain of the Corporation's outstanding junior subordinated debt securities have been issued, the Corporation has covenanted that it generally will not declare or pay any dividends or distributions on, or redeem, repurchase, acquire or make a liquidation payment with respect to, any of the Corporation's capital stock, including the Common Stock, Preferred Stock and Class A Preferred Stock, if, at such time, certain defaults have occurred under such indenture or a related guarantee of the Corporation or the Corporation shall have exercised its right under such indenture to defer interest payments on the securities issued thereunder.
                                       8

     Subject to the rights of the holders of any Preferred Stock, Class A Preferred Stock and Depositary Shares then outstanding, all voting rights are vested in the holders of the shares of Common Stock, each share being entitled to one vote on all matters requiring stockholder action and in the election of directors. Holders of Common Stock have no preemptive, subscription or conversion rights. All of the outstanding shares of Common Stock are, and any issued and sold hereunder will be, fully paid and nonassessable.
     FUNB-NC is the Transfer Agent, Registrar and Dividend Disbursement Agent for the Common Stock.
RIGHTS PLAN
     Each outstanding share of Common Stock currently has attached to it one Right issued pursuant to the Rights Agreement. Each Right entitles its registered holder to purchase one one-hundredth of a share of a junior participating series of Class A Preferred Stock designed to have economic and voting terms similar to those of one share of Common Stock, for $105, subject to adjustment (the "Rights Exercise Price"), but only after the earlier to occur of: (i) the tenth business day (subject to extension) after any person (an "Acquiring Person") (x) commences a tender or exchange offer, which, if consummated, would result in a person becoming the beneficial owner of 15 percent or more of the outstanding shares of Common Stock, or (y) is determined by the Federal Reserve Board to "control" the Corporation within the meaning of the BHCA (see " -- Other Provisions" below), subject to certain exceptions; and
(ii) the tenth business day after the first date (the "Flip-in Date") of a public announcement by the Corporation that a person has become an Acquiring Person (in either case, the "Separation Time"). The Rights will not trade separately from the shares of Common Stock unless and until the Separation Time occurs.
     The Rights Agreement provides that a person will not become an Acquiring Person under the BHCA control test described above if either (i) the Federal Reserve Board's control determination would not have been made but for such person's failure to make certain customary passivity commitments, or such person's violation of such commitments made, to the Federal Reserve Board, so long as the Federal Reserve Board determines that such person no longer controls the Corporation within 30 days (or 60 days in certain circumstances), or (ii) the Federal Reserve Board's control determination was not based on such a failure or violation and such person (x) obtains a noncontrol determination within three years, and (y) is using its best efforts to allow the Corporation to make any acquisition or engage in any legally permissible activity notwithstanding such person's being deemed to control the Corporation for purposes of the BHCA.
     The Rights will not be exercisable until the business day following the Separation Time. The Rights will expire on the earliest of: (i) the Exchange Time (as defined below); (ii) the close of business on December 28, 2000; and
(iii) the date on which the Rights are redeemed or terminated as described below (in any such case, the "Expiration Time"). The Rights Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment upon the occurrence of certain events.
     In the event that prior to the Expiration Time a Flip-in Date occurs, the Corporation will take such action as shall be necessary to ensure and provide that each Right (other than Rights beneficially owned by an Acquiring Person or any affiliate, associate or transferee thereof, which Rights shall become void) shall constitute the right to purchase, from the Corporation, shares of Common Stock having an aggregate market price equal to twice the Rights Exercise Price for an amount in cash equal to the then current Rights Exercise Price. In addition, the Board of Directors of the Corporation may, at its option, at any time after a Flip-in Date, elect to exchange all of the then outstanding Rights for shares of Common Stock, at an exchange ratio of two shares of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the Separation Time (the "Rights Exchange Rate"). Immediately upon such action by the Board of Directors (the "Exchange Time"), the right to exercise the Rights will terminate, and each Right will thereafter represent only the right to receive a number of shares of Common Stock equal to the Rights Exchange Rate. If the Corporation becomes obligated to issue shares of Common Stock upon exercise of or in exchange for Rights, the Corporation, at its option, may substitute therefor shares of junior participating Class A Preferred Stock upon exercise of each Right at a rate of two one-hundredths of a share of junior participating Class A Preferred Stock upon the exchange of each Right.
     The Rights may be canceled and terminated without any payment to holders thereof at any time prior to the date that they become exercisable, and are redeemable by the Corporation at $0.01 per Right, subject to adjustment upon the occurrence of certain events, at any date between the date on which they become exercisable and the Flip-in Date. The Rights have no voting rights, and they are not entitled to dividends.
     The Rights will not prevent a takeover of the Corporation. The Rights, however, may cause substantial dilution to a person or group that acquires 15 percent or more of Common Stock unless the Rights are first redeemed or terminated by the
                                       9

Board of Directors of the Corporation. Nevertheless, the Rights should not interfere with a transaction that is in the best interests of the Corporation and its stockholders because the Rights can be redeemed or terminated, as hereinabove described, before the consummation of such transaction.
     The complete terms of the Rights are set forth in the Rights Agreement. The Rights Agreement is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part, and the foregoing description is qualified in its entirety by reference thereto. A copy of the Rights Agreement can be obtained upon written request to the Rights Agent, First Union National Bank, 1525 West W.T. Harris Blvd., Charlotte, North Carolina 28288-1153.
OTHER PROVISIONS
     In addition to the Rights Plan, the Articles and Bylaws of the Corporation contain a number of provisions which may be deemed to have the effect of discouraging or delaying attempts to gain control of the Corporation, including provisions in the Articles: (i) classifying the Board of Directors into three classes with each class to serve for three years, with one class being elected annually; (ii) authorizing the Board of Directors to fix the size of the Board of Directors between nine and 30 directors; (iii) authorizing directors to fill vacancies on the Board of Directors that occur between annual meetings, except that vacancies resulting from a removal of a director by a stockholder vote may only be filled by a stockholder vote; (iv) providing that directors may be removed only for cause and only by affirmative vote of the majority of shares entitled to be voted in the election of directors, voting as a single class; (v) authorizing only the Board of Directors, the Chairman of the Board or the President to call a special meeting of stockholders (except for special meetings called under specified circumstances for holders of classes or series of stock ranking superior to the Common Stock); and (vi) requiring an 80 percent vote of stockholders entitled to vote in the election of directors, voting as a single class, to alter any of the foregoing provisions.
     The Bylaws include provisions setting forth specific conditions under which: (i) business may be transacted at an annual meeting of stockholders; and
(ii) persons may be nominated for election as directors of the Corporation at an annual meeting of stockholders.
     The Change in Bank Control Act prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve Board has been given 60 days' prior written notice of such proposed acquisition, and within that time period, the Federal Reserve Board has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued, or unless the acquisition is subject to Federal Reserve Board approval under the BHCA. An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve Board issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of more than ten percent of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as the Corporation, would, under the circumstances set forth in the presumption, constitute the acquisition of control.
     In addition, any "company" would be required to obtain the approval of the Federal Reserve Board under the BHCA before acquiring 25 percent (five percent in the case of an acquiror that is a bank holding company) or more of the outstanding shares of Common Stock, or otherwise obtaining "control" over the Corporation. Under the BHCA, "control" generally means (i) the ownership or control of 25 percent or more of any class of voting securities of the bank holding company, (ii) the ability to elect a majority of the bank holding company's directors, or (iii) the ability otherwise to exercise a controlling influence over the management and policies of the bank holding company.
     Two North Carolina "anti-takeover" statutes adopted in 1987, The North Carolina Shareholder Protection Act and The North Carolina Control Share Acquisition Act, allowed North Carolina corporations to elect to either be covered or not be covered by such statutes. The Corporation elected not to be covered by such statutes.
     In addition to the foregoing, in certain instances the issuance of authorized but unissued shares of Common Stock, Preferred Stock or Class A Preferred Stock may have an anti-takeover effect.
     The existence of the foregoing provisions could result in (i) the Corporation being less attractive to a potential acquiror, and (ii) the Corporation's stockholders receiving less for their shares of Common Stock than otherwise might be available in the event of a take-over attempt.
                                       10

           DESCRIPTION OF PREFERRED STOCK AND CLASS A PREFERRED STOCK
     The following summary of the Preferred Stock and the Class A Preferred
Stock does not purport to be complete and is qualified in its entirety by reference to the Articles, as amended with respect to each series of Preferred Stock or Class A Preferred Stock, which Articles are, and which amendments will be, incorporated by reference in the Registration Statement of which this Prospectus is a part in connection with the issuance of such series of Preferred Stock or Class A Preferred Stock. Such summary relates to certain terms and conditions applicable to the Preferred Stock as a class and the Class A
Preferred Stock as a class. The particular terms of any series of Preferred
Stock or Class A Preferred Stock will be described in the applicable Prospectus Supplement. If so indicated in such Prospectus Supplement, the terms of any such series may differ from the terms set forth below.
GENERAL
     Under the Articles, the Preferred Stock and the Class A Preferred Stock may be issued from time to time in one or more series, without stockholder approval, when authorized by the Board of Directors. Subject to limitations prescribed by law, the Board of Directors is authorized to determine the voting powers (if any), designation, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, including specifically, but not limited to, the dividend rights, conversion rights, exchange rights, redemption rights, liquidation preferences and voting rights, if any, of any then unissued series of Preferred Stock or Class A Preferred Stock (or the entire class of Preferred Stock or Class A Preferred Stock, if none of such shares have been issued), the designation and number of shares constituting any such series and the terms and conditions of the issuance thereof. Thus, the Board of Directors, without stockholder approval, could authorize the issuance of Preferred Stock or Class A Preferred Stock with voting, conversion and other rights that could adversely affect the voting power and other rights of holders of Common Stock or other outstanding series of Preferred Stock or Class A Preferred Stock.
     Each series of Preferred Stock or Class A Preferred Stock will have the dividend, liquidation, redemption and voting rights set forth below unless otherwise described in an applicable Prospectus Supplement relating to such series of Preferred Stock or Class A Preferred Stock. The applicable Prospectus Supplement will describe the following terms of the series of Preferred Stock or Class A Preferred Stock in respect of which this Prospectus is being delivered:
(i) the designation of such series and the number of shares offered; (ii) the amount of the liquidation preference per share (or the method of calculation of such amount); (iii) the initial public offering price at which shares of such series will be issued; (iv) the dividend rate (or the method of calculation of such rate) applicable to such series, the dates on which dividends will be payable and the dates from which dividends will commence to cumulate, if any;
(v) any redemption or sinking fund provisions; (vi) any conversion or exchange rights; (vii) any additional voting and other rights, preferences, privileges, qualifications, limitations and restrictions; (viii) any listing of such series on any securities exchange; (ix) the relative ranking and preferences of such series as to dividend rights and rights upon any liquidation, dissolution or winding up of the affairs of the Corporation; and (x) any other terms of such series.
     Pursuant to an indenture dated as of November 27, 1996, between the Corporation and Wilmington Trust Company, as trustee, under which certain of the Corporation's outstanding junior subordinated debt securities have been issued, the Corporation has covenanted that it generally will not declare or pay any dividends or distributions on, or redeem, repurchase, acquire or make a liquidation payment with respect to, any of the Corporation's capital stock, including the Common Stock, Preferred Stock and Class A Preferred Stock, if, at such time, certain defaults have occurred under such indenture or a related guarantee of the Corporation or the Corporation shall have exercised its right under such indenture to defer interest payments on the securities issued thereunder.
     No shares of Preferred Stock or Class A Preferred Stock are currently outstanding. Shares of Preferred Stock and Class A Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. The liquidation preference of any series of Preferred Stock or Class A Preferred Stock is not necessarily indicative of the price at which shares of such series of Preferred Stock or Class A Preferred Stock will actually trade on or after the date of issuance.
RANK
     Each series of Preferred Stock and Class A Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Corporation, rank prior or superior to the Common Stock. All shares of each series of Preferred Stock will be of equal rank with each other. Shares of Class A Preferred Stock will rank on a parity with or junior
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to (but not prior or superior to) Preferred Stock or any series thereof. Subject to the foregoing and the terms of any particular series of Class A Preferred Stock, series of Class A Preferred Stock may vary as to priority within that class.
DIVIDENDS
     Holders of each series of Preferred Stock and Class A Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors out of funds of the Corporation legally available for payment, cash dividends, payable at such date or dates and at such rate or rates per share as described in the applicable Prospectus Supplement. Such rate or rates may be fixed or variable or both.
     Dividends may be cumulative or noncumulative, as described in the applicable Prospectus Supplement. If dividends on a series of Preferred Stock or Class A Preferred Stock are noncumulative and if the Board of Directors fails to declare a dividend in respect of a dividend period with respect to such series, then holders of such Preferred Stock or Class A Preferred Stock will have no right to receive a dividend in respect of such dividend period, and the Corporation will have no obligation to pay the dividend for such period, whether or not dividends are declared with respect to any future dividend payment dates. If dividends on a series of Preferred Stock or Class A Preferred Stock are cumulative, the dividends on such shares will accrue from and after the date set forth in the applicable Prospectus Supplement.
     No full dividends may be declared or paid or set apart for payment on any series of Preferred Stock or Class A Preferred Stock ranking, as to dividends, on a parity with or junior to the series of Preferred Stock or Class A Preferred Stock offered by the applicable Prospectus Supplement (the "Offered Stock") for any period unless full dividends for the immediately preceding dividend period on such Offered Stock (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on such Offered Stock are cumulative) have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment. When dividends are not so paid in full (or a sum sufficient for such full payment is not so set apart) upon such Offered Stock and any other parity stock, dividends upon such Offered Stock and dividends upon such parity stock will be declared pro rata so that the amount of dividends declared per share on such Offered Stock and such parity stock will in all cases bear to each other the same ratio that accrued dividends for the then current dividend period per share on such Offered Stock (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on such Offered Stock are cumulative) and accrued dividends, including required or permitted accumulations, if any, on such parity stock, bear to each other. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment on such Offered Stock that may be in arrears. Unless full dividends on the Offered Stock have been declared and paid or set apart for payment for the immediately preceding dividend period (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on such Offered Stock are cumulative), (i) no cash dividend or distribution (other than in junior stock) may be declared, set aside or paid on junior stock (including Common Stock), (ii) the Corporation may not, directly or indirectly, repurchase, redeem or otherwise acquire any junior stock (or pay any monies into a sinking fund for the redemption of any junior stock) except by conversion into or exchange for junior stock, and (iii) the
Corporation may not, directly or indirectly, repurchase, redeem or otherwise acquire any parity stock (or pay any monies into a sinking fund for the redemption of any parity stock) otherwise than pursuant to pro rata offers to purchase or a concurrent redemption of all, or a pro rata portion, of the
Offered Stock and such parity stock (except by conversion into or exchange for junior stock).
     Any dividend payment made on a series of Preferred Stock or Class A Preferred Stock will first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series that remains payable.
     See "Certain Regulatory Considerations -- Payment of Dividends" for information relating to certain regulatory restrictions on the payment of dividends by banks, including the Corporation's subsidiary banks.
REDEMPTION
     The terms, if any, on which Preferred Stock or Class A Preferred Stock of any series may be redeemed will be set forth in the applicable Prospectus Supplement. All shares of Preferred Stock or Class A Preferred Stock redeemed, purchased or otherwise acquired by the Corporation (including shares surrendered for conversion or exchange) shall be cancelled and thereupon restored to the status of authorized but unissued shares of Preferred Stock or Class A Preferred Stock, as the case may be, undesignated as to series.
LIQUIDATION
     In the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, the holders of a series of Preferred Stock or Class A Preferred Stock will be entitled, subject to the rights of creditors, but before
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any distribution or payment to the holders of Common Stock or any other junior stock, to receive a liquidating distribution in the amount of the liquidation preference per share as set forth in the applicable Prospectus Supplement, plus accrued and unpaid dividends for the then current dividend period (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on such series of Preferred Stock or Class A Preferred Stock are cumulative). If the amounts available for distribution upon liquidation, dissolution or winding up of the affairs of the Corporation are not sufficient to satisfy the full liquidation rights of all the outstanding Preferred Stock or Class A Preferred Stock and all stock ranking on a parity with such Preferred Stock or Class A Preferred Stock, then the holders of each series of such stock will share ratably in any such distribution of assets in proportion to the full respective preferential amount (which in the case of Preferred Stock or Class A Preferred Stock may include accumulated dividends) to which they are entitled. After payment of the full amount of the liquidation preference, the holders of Preferred Stock or Class A Preferred Stock will not be entitled to any further participation in any distribution of assets by the Corporation.
VOTING
     The terms, if any, on which Preferred Stock or Class A Preferred Stock of any series may be entitled to vote will be set forth in the applicable
Prospectus Supplement. The shares of any series of Preferred Stock having voting rights may not have more than one vote per share. The shares of any series of Class A Preferred Stock having voting rights shall have such number of votes per share (which may be more or less than one) as are specified in the amendment to the Articles with respect to such series and in the applicable Prospectus Supplement.
     The North Carolina Business Corporation Act provides that, regardless of whether a class or series of shares is granted voting rights by the terms of the articles of incorporation of the North Carolina corporation issuing such shares, the holders of shares of such class or series are entitled to vote as a separate voting group (in certain cases together with other similarly affected series) on certain amendments to the articles of incorporation and certain other fundamental changes in the corporation that directly affect such class or series.
     Under regulations adopted by the Federal Reserve Board, if the holders of any series of Preferred Stock or Class A Preferred Stock become entitled to vote for the election of directors because dividends on such series are in arrears, such series may then be deemed a "class of voting securities," and a holder of
25 percent or more of such series (or a holder of five percent or more if it otherwise exercises a "controlling influence" over the Corporation) may then be subject to regulation as a bank holding company in accordance with the BHCA. In addition, at such time (i) any bank holding company may be required to obtain the approval of the Federal Reserve Board under the BHCA, and any foreign bank, and any company that controls a foreign bank, that has certain types of United States banking operations may be required to obtain the approval of the Federal Reserve Board under the International Banking Act of 1978, as amended, to acquire or retain five percent or more of any series of Preferred Stock or Class A Preferred Stock, and (ii) any person other than a bank holding company may be required to obtain the approval of the Federal Reserve Board under the Change in Bank Control Act to acquire ten percent or more of such series of Preferred
Stock or Class A Preferred Stock.
CONVERSION OR EXCHANGE
     The terms, if any, on which Preferred Stock or Class A Preferred Stock of any series may be converted into or exchanged for another class or series of Securities will be set forth in the applicable Prospectus Supplement.
OTHER RIGHTS
     The shares of a series of Preferred Stock or Class A Preferred Stock may have such preferences, voting powers or relative, participating, optional or other special rights as may be set forth in the applicable Prospectus
Supplement, the Articles (including the applicable amendment to the Articles) or as otherwise required by law. The holders of Preferred Stock and Class A Preferred Stock will not have any preemptive rights to subscribe to any securities of the Corporation. Any shares of Preferred Stock or Class A
Preferred Stock sold hereunder will be fully paid and nonassessable.
TITLE
     The Corporation, the transfer agent and registrar for a series of Preferred Stock or Class A Preferred Stock, and any agent of the Corporation or the transfer agent and registrar may treat the registered owner of such Preferred Stock or Class A Preferred Stock as the absolute owner thereof (whether or not any payment in respect of such Preferred Stock or Class A Preferred Stock shall be overdue and notwithstanding any notice to the contrary) for the purpose of making payment and for all other purposes. See "Global Securities".
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TRANSFER AGENT AND REGISTRAR
     The Transfer Agent, Registrar and Dividend Disbursement Agent for each series of Preferred Stock or Class A Preferred Stock will be named in the applicable Prospectus Supplement.
                        DESCRIPTION OF DEPOSITARY SHARES
     The following summary of each Deposit Agreement, the Depositary Shares and the Depositary Receipts (each as defined below) does not purport to be complete and is qualified in its entirety by reference to the Deposit Agreement and Depositary Receipts with respect to the Depositary Shares relating to any particular series of Preferred Stock or Class A Preferred Stock, the forms of which will be incorporated by reference as exhibits to the Registration
Statement of which this Prospectus is a part in connection with the issuance of such Depositary Shares. Such summary relates to certain terms and conditions applicable to Depositary Shares generally. The particular terms of any series of Depositary Shares will be described in the applicable Prospectus Supplement. If so indicated in such Prospectus Supplement, the terms of any such series may differ from the terms set forth below.
GENERAL
     The Corporation may, at its option, elect to offer fractional interests in shares of Preferred Stock or Class A Preferred Stock, rather than shares of Preferred Stock or Class A Preferred Stock. If the Corporation elects to do so, it will provide for the issuance by a Depositary (as described below) to the public of Depositary Shares, each of which will represent a fractional interest (to be set forth in the applicable Prospectus Supplement) of a share of
Preferred Stock or Class A Preferred Stock (the "Depositary Shares").
     The shares of any series of the Preferred Stock or the Class A Preferred Stock underlying any Depositary Shares will be deposited under a separate
Deposit Agreement (each, a "Deposit Agreement") between the Corporation and a bank or trust company selected by the Corporation with respect to such series, having its principal office in the United States and having a combined capital and surplus of at least $50,000,000 (with respect to such series, the "Depositary"). The applicable Prospectus Supplement relating to a series of Depositary Shares will set forth the name and address of the Depositary. Subject to the terms of the applicable Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fractional interest in a share of the Preferred Stock or the Class A Preferred Stock underlying such Depositary Share, to all the rights and preferences of such Preferred Stock or Class A Preferred Stock (including dividend, voting, redemption, conversion, exchange and liquidation rights).
     Depositary Shares will be evidenced by one or more depositary receipts issued pursuant to the applicable Deposit Agreement (the "Depositary Receipts").
     Pending the preparation of definitive engraved Depositary Receipts, a Depositary may, upon the Corporation's written order, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared without unreasonable delay, and the temporary Depositary Receipts will be exchangeable for definitive Depositary Receipts at the Corporation's expense.
DIVIDENDS AND OTHER DISTRIBUTIONS
     The Depositary will distribute all cash dividends or other cash distributions received by the Depositary in respect of the Preferred Stock or the Class A Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock or Class A Preferred Stock pro rata in proportion to the number of such Depositary Shares owned by such holders on the relevant record date. The Depositary will distribute only such amount, however, as can be distributed without attributing to any holder of Depositary Shares a fraction of one cent, and any balance not so distributed will be added to and treated as part of the next sum received by the Depositary for distribution to record holders of such Depositary Shares.
     In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the Corporation's approval, adopt such method as it deems equitable and practicable for the purpose of effecting such distribution, including the sale of such property and the distribution of the net proceeds from such sale to such holders.
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     Each Deposit Agreement will also contain provisions relating to the manner in which any subscription or similar rights offered by the Corporation to holders of the Preferred Stock or the Class A Preferred Stock of the applicable series will be made available to holders of Depositary Shares.
WITHDRAWAL OF STOCK
     Upon surrender of Depositary Receipts at the office of the Depositary (unless the related Depositary Shares have previously been called for redemption), the holder of the Depositary Shares evidenced thereby will be entitled to delivery at such office to or upon such holder's order, of the number of whole shares of the related series of Preferred Stock or Class A Preferred Stock and any money or other property represented by such Depositary Shares. Holders of Depositary Shares will be entitled to receive whole shares of the related series of Preferred Stock or Class A Preferred Stock, as the case may be, on the basis set forth in the applicable Prospectus Supplement, but holders of such whole shares of such Preferred Stock or Class A Preferred Stock will not thereafter be entitled to receive Depositary Shares in exchange therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of the related series of Preferred Stock or Class A Preferred Stock to be withdrawn, the Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.
REDEMPTION; LIQUIDATION
     The terms, if any, on which the Depositary Shares relating to the Preferred Stock or the Class A Preferred Stock of any series may be redeemed, and any amounts distributable upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, will be set forth in the applicable Prospectus Supplement.
VOTING
     Upon receipt of notice of any meeting at which the holders of the Preferred Stock or Class A Preferred Stock of any series are entitled to vote, the applicable Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such series of Preferred Stock or Class A Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock or the Class A Preferred Stock, as the case may be) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of shares of Preferred Stock or Class A
Preferred Stock underlying such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the number of shares of Preferred
Stock or Class A Preferred Stock underlying such Depositary Shares in accordance with such instructions, and the Corporation will agree to take all action that may be deemed reasonably necessary by the Depositary in order to enable the Depositary to do so. To the extent the Depositary does not receive specific instructions from the holders of Depositary Shares relating to such Preferred Stock or Class A Preferred Stock, it will abstain from voting such shares of Preferred Stock or Class A Preferred Stock, unless otherwise indicated in the applicable Prospectus Supplement.
AMENDMENT AND TERMINATION OF DEPOSITARY AGREEMENT
     The form of Depositary Receipt evidencing the Depositary Shares and any provision of the applicable Deposit Agreement may at any time be amended by agreement between the Corporation and the Depositary. However, any amendment that materially and adversely alters the rights of the existing holders of Depositary Shares will not be effective unless such amendment has been approved by the record holders of a majority of the Depositary Shares then outstanding. A Deposit Agreement may be terminated by the Corporation or the Depositary only if
(i) all outstanding Depositary Shares relating thereto have been redeemed or otherwise reacquired by the Corporation, (ii) all Preferred Stock or Class A Preferred Stock of the applicable series has been withdrawn, or (iii) there has been a final distribution in respect of the Preferred Stock or the Class A Preferred Stock of the applicable series in connection with any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation and such distribution has been distributed to the holders of the related Depositary Shares.
CHARGES OF DEPOSITARY
     The Corporation will pay all charges of each Depositary in connection with the initial deposit of the Preferred Stock or the Class A Preferred Stock of any series and any redemption of such Preferred Stock or Class A Preferred Stock. Holders of Depositary Shares will be required to pay any other transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts.
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MISCELLANEOUS
     Each Depositary will forward to the holders of the applicable Depositary Shares all reports and communications from the Corporation that are delivered to such Depositary and that the Corporation is required to furnish to the holders of the Preferred Stock or the Class A Preferred Stock of the applicable series.
     Neither any Depositary nor the Corporation will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under any Deposit Agreement. The obligations of the Corporation and each Depositary under any Deposit Agreement will be limited to performance in good faith of their duties thereunder, and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares, Preferred Stock or Class A Preferred Stock unless indemnity satisfactory to them is furnished. They may rely upon written advice of counsel or accountants, or information provided by persons presenting Preferred Stock or Class A Preferred Stock for deposit, holders of Depositary Shares or other persons believed to be competent and on documents believed to be genuine.
TITLE
     The Corporation, each Depositary and any agent of the Corporation or the applicable Depositary may treat the registered owner of any Depositary Share as the absolute owner thereof (whether or not any payment in respect of such Depositary Share shall be overdue and notwithstanding any notice to the contrary) for the purpose of making payment and for all other purposes. See "Global Securities".
RESIGNATION AND REMOVAL OF DEPOSITARY
     A Depositary may resign at any time by delivering to the Corporation notice of its election to do so, and the Corporation may at any time remove a Depositary, and such resignation or removal will take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must (i) be appointed within 60 days after delivery of the notice of resignation or removal, (ii) be a bank or trust company having its principal office in the United States, and (iii) have combined capital and surplus of at least $50,000,000.
                       DESCRIPTION OF THE DEBT SECURITIES
GENERAL
     The following summary of the Indentures (as defined below) and the Debt Securities does not purport to be complete and is qualified in its entirety by reference to the applicable Indenture pursuant to which such Debt Securities are issued, which Indentures are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part. Such summary relates to certain terms and conditions applicable to the Debt Securities generally. The particular terms of any series of Debt Securities will be described in the applicable Prospectus Supplement. If so indicated in such Prospectus Supplement, the terms of any such series may differ from the terms set forth below.
     Senior Debt Securities are to be issued under an Indenture, dated as of April 1, 1983, as amended by supplemental indentures dated as of May 17, 1986, July 1, 1988 and August 1, 1990 (the "Senior Indenture"), between the
Corporation and The Chase Manhattan Bank (formerly Chemical Bank), as Trustee (the "Senior Trustee"). Subordinated Debt Securities are to be issued under an Indenture, dated as of March 15, 1986, as amended by supplemental indentures dated as of August 1, 1990, November 15, 1992 and February 7, 1996 (the "Subordinated Indenture" and together with the Senior Indenture, the "Indentures"), between the Corporation and Harris Trust and Savings Bank, as successor Trustee to The Bank of New York (formerly Irving Trust Company) (the "Subordinated Trustee", and together with the Senior Trustee, the "Trustees"). The following summaries of certain provisions of the Senior Debt Securities, the Subordinated Debt Securities, the Senior Indenture and the Subordinated Indenture, as modified or superseded by the applicable Prospectus Supplement, are brief summaries of certain provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture applicable to a particular series of Debt Securities (the "Applicable Indenture"), including the definitions therein of certain terms. Whenever particular provisions or defined terms in one or both of the Indentures are referred to, such provisions or defined terms are incorporated herein by reference. Section references used herein are references to the Applicable Indenture. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Applicable Indenture.
     The Debt Securities will be limited to an aggregate initial offering price of $2,390,000,000 (or, at the option of the Corporation if so specified in the applicable Prospectus Supplement, the equivalent thereof in any other currency or currency
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unit such as the European Currency Unit), and will be direct, unsecured obligations of the Corporation. The Debt Securities will not be deposits or other obligations of a bank and will not be insured by the FDIC.
     The Indentures do not limit the aggregate principal amount of Debt Securities or of any particular series of Debt Securities which may be issued thereunder and provide that Debt Securities issued thereunder may be issued from time to time in one or more series, in each case with the same or various maturities, at par or at a discount. (SECTION 301). The Indentures provide that there may be more than one trustee under the Indentures with respect to different series of Debt Securities. As of June 30, 1997, $809 million aggregate principal amount of Senior Debt Securities was issued and outstanding under the Senior Indenture. The Senior Trustee is trustee for such series. As of June 30, 1997, $4.0 billion aggregate principal amount of Subordinated Debt Securities was issued and outstanding under the Subordinated Indenture. The Subordinated Trustee is trustee for such series.
     The Indentures do not limit the amount of other debt that may be issued by the Corporation and do not contain financial or similar restrictive covenants.
As of June 30, 1997, the Corporation had an aggregate of $1.7 billion of short-term Senior Indebtedness outstanding which consisted primarily of commercial paper. The Corporation expects from time to time to incur additional indebtedness constituting Senior Indebtedness and Other Financial Obligations
(as defined below). The Indentures do not prohibit or limit the incurrence of additional Senior Indebtedness or Other Financial Obligations.
     Because the Corporation is a holding company and a legal entity separate and distinct from its subsidiaries, the rights of the Corporation to participate in any distribution of assets of any subsidiary upon its liquidation of assets or reorganization or otherwise (and thus the ability of Holders of Debt Securities to benefit indirectly from such distribution) would be subject to the prior claims of creditors of that subsidiary, except to the extent that the Corporation itself may be a creditor of that subsidiary with recognized claims. Claims on the Corporation's subsidiary banks by creditors other than the Corporation include long-term debt and substantial obligations with respect to deposit liabilities and federal funds purchased, securities sold under repurchase agreements, other short-term borrowings and various other financial obligations. The Indentures do not contain any covenants designed to afford Holders of Debt Securities protection in the event of a highly leveraged transaction involving the Corporation.
     Reference is made to the applicable Prospectus Supplement for the following terms of the Debt Securities offered thereby: (i) the title of the Debt Securities; (ii) whether the Debt Securities are Senior Debt Securities or Subordinated Debt Securities; (iii) any limit upon the aggregate principal amount of the Debt Securities and the percentage of such principal amount at which such Debt Securities may be issued; (iv) the date or dates on which the principal of the Debt Securities is payable (the "Stated Maturity"); (v) the rate or rates (which may be fixed or variable) per annum at which the Debt Securities will bear interest, or the method of determining such rate or rates, if any, the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable, the Regular Record
Date for the interest payable on any Interest Payment Date, the Person to whom any Debt Security of such series will be payable, if other than the Person in whose name that Debt Security (or one or more predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest and the extent to which, or the manner in which, any interest payable on a permanent global Debt Security on an Interest Payment Date will be paid; (vi) if other than the location specified in this Prospectus, the place or places where the principal of and premium, if any, and interest on the Debt Securities will be payable; (vii) the period or periods within which, the price or prices at which and the terms and conditions upon which the Debt Securities will, pursuant to any mandatory sinking fund provisions or otherwise, or may, pursuant to any optional sinking fund provisions or otherwise, be redeemed in whole or in part by the Corporation; (viii) the period or periods within which, the price or prices at which and the terms and conditions upon which the Debt Securities may be repaid, in whole or in part, at the option of the Holders thereof; (ix) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the Debt Securities shall be issuable; (x) if other than the principal amount thereof, the portion of the principal amount of the Debt Securities which shall be payable upon declaration of acceleration of the maturity thereof; (xi) the currency or currency unit of payment of principal and premium, if any, and interest on such Debt Securities, and any index used to determine the amount of payment of principal or premium, if any, and interest on such Debt Securities; (xii) whether the Debt Securities are to be issuable in permanent global form and, in such case, the initial depository with respect thereto and the circumstances under which such permanent global Debt Security may be exchanged; (xiii) whether the subordination provisions summarized below or different subordination provisions, including a different definition of "Senior Indebtedness", "Entitled Persons", "Existing Subordinated Indebtedness" or "Other Financial Obligations", shall apply to the Debt Securities; (xiv) the terms and conditions of any obligation or right of the Corporation or a Holder to convert or exchange Subordinated Debt Securities into other Securities; and
(xv) any other material terms of the Debt Securities not specified in this Prospectus. (SECTION 301). Where appropriate, the applicable Prospectus Supplement will describe the United States federal income tax considerations relevant to the Debt Securities.
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     Unless otherwise indicated in the applicable Prospectus Supplement, principal, premium, if any, and interest, if any, on the Debt Securities will be payable, and the Debt Securities will be transferable, at the Corporate Trust Office of FUNB-NC in Charlotte, North Carolina, except that interest may be paid at the option of the Corporation by check mailed to the address of the Holder entitled thereto as it appears on the Security Register. (SECTIONS 301, 305 and
1002).
     Unless otherwise indicated in the applicable Prospectus Supplement, the
Debt Securities will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. (SECTION 302). The Indentures provide that Debt Securities of any series may be issuable in permanent global form (SECTION 301) and, unless otherwise specified in the applicable Prospectus Supplement, Debt Securities will be issued in permanent global form. See "Global Securities". No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Corporation may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (SECTION 305).
     Both Senior Debt Securities and Subordinated Debt Securities may be issued as Original Issue Discount Securities to be offered and sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the applicable Prospectus Supplement. "Original Issue Discount Security" means any security which provides for an amount less than the principal amount thereof to be due and payable upon the declaration of acceleration of the maturity thereof in accordance with the terms of the related Indenture. (SECTION 101).
     Reference is made to the Prospectus Supplement relating to any series of Debt Securities that are Original Issue Discount Securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such series of Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof.
SUBORDINATION OF THE SUBORDINATED DEBT SECURITIES
     The obligations of the Corporation to make any payment on account of the principal of and interest on any Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture, be subordinate and junior in right of payment to all Senior Indebtedness of the Corporation. Unless otherwise specified in the Prospectus Supplement relating to the particular series of Subordinated Debt Securities offered thereby, "Senior Indebtedness" of the Corporation is defined in the Subordinated Indenture to mean the principal of, premium, if any, and interest on (i) all indebtedness of the Corporation for money borrowed (including indebtedness of others guaranteed by the Corporation) other than the Subordinated Debt Securities, whether outstanding on the date of execution of the Indenture or thereafter created, assumed or incurred, except
(a) any obligations on account of Existing Subordinated Indebtedness, and (b) such indebtedness as is by terms expressly stated to be not superior in right of payment to the Subordinated Debt Securities or to rank PARI PASSU with the Subordinated Debt Securities, and (ii) any deferrals, renewals or extensions of any such Senior Indebtedness. The term "indebtedness of the Corporation for money borrowed" is defined in the Subordinated Indenture to mean any obligation of, or any obligation guaranteed by, the Corporation for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments, and any deferred obligation for the payment of the purchase price of property or assets. (SECTION 101 and ARTICLE FOURTEEN of the Subordinated Indenture).
     The payment of the principal of and interest on the Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture, be subordinated in right of payment to the prior payment in full of all Senior Indebtedness. Unless otherwise specified in the Prospectus Supplement relating to the particular series of Subordinated Debt Securities offered thereby, in certain events of insolvency, the payment of the principal of and interest on the Subordinated Debt Securities, other than Subordinated Debt Securities that are also Existing Subordinated Indebtedness (as defined below), will, to the extent set forth in the Subordinated Indenture, also be effectively subordinated in right of payment to the prior payment in full of all Other Financial Obligations. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency or similar proceedings of the Corporation, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due thereon before the Holders of the Subordinated Debt Securities will be entitled to receive any payment in respect of the principal of or interest on the Subordinated Debt Securities. If upon any such payment or distribution of assets to creditors, there remains, after giving effect to such subordination provisions in favor of the holders of Senior Indebtedness, any amount of cash, property or securities available for payment or distribution in respect of Subordinated Debt Securities (defined in the Subordinated Indenture as "Excess Proceeds") and if, at such time, any Entitled Persons (as defined below) in respect of Other Financial Obligations have not received payment in full of all amounts due or to become due on or in respect of such Other Financial Obligations, then such Excess Proceeds shall first be applied to pay or
                                       18
provide for the payment in full of such Other Financial Obligations before any payment or distribution may be made in respect of the Subordinated Debt Securities which are not Existing Subordinated Indebtedness. In the event of the acceleration of the maturity of any Subordinated Debt Securities, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due thereon before the Holders of the Subordinated Debt Securities will be entitled to receive any payment upon the principal of or interest on the Subordinated Debt Securities.
     By reason of such subordination in favor of the holders of Senior Indebtedness, in the event of insolvency, creditors of the Corporation who are not holders of Senior Indebtedness or Holders of the Subordinated Debt
Securities may recover less, ratably, than the holders of Senior Indebtedness and may recover more, ratably, than the Holders of the Subordinated Debt Securities. By reason of the obligation of the Holders of Subordinated Debt Securities (other than Existing Subordinated Indebtedness) to pay over any
Excess Proceeds to Entitled Persons in respect to Other Financial Obligations, in the event of insolvency, holders of Existing Subordinated Indebtedness may recover less, ratably, than Entitled Persons in respect of Other Financial Obligations and may recover more, ratably, than the Holders of Subordinated Debt Securities (other than Existing Subordinated Indebtedness).
     Unless otherwise specified in the Prospectus Supplement relating to the particular series of Subordinated Debt Securities offered thereby, "Existing Subordinated Indebtedness" means Subordinated Debt Securities issued pursuant to the Subordinated Indenture prior to November 15, 1992. (SECTION 101 of the Subordinated Indenture).
     Unless otherwise specified in the Prospectus Supplement relating to the particular series of Subordinated Debt Securities offered thereby, "Other Financial Obligations" means all obligations of the Corporation to make payment pursuant to the terms of financial instruments, such as (i) securities contracts and foreign currency exchange contracts, (ii) derivative instruments, such as swap agreements (including interest rate and foreign exchange rate swap agreements), cap agreements, floor agreements, collar agreements, interest rate agreements, foreign exchange rate agreements, options, commodity futures contracts, commodity option contracts, and (iii) in the case of both (i) and
(ii) above, similar financial instruments, other than (a) obligations on account of Senior Indebtedness, and (b) obligations on account of indebtedness for money borrowed ranking pari passu with or subordinate to the Subordinated Debt Securities. Unless otherwise specified in the Prospectus Supplement relating to the particular series of Subordinated Debt Securities offered thereby, "Entitled Persons" means any person who is entitled to payment pursuant to the terms of Other Financial Obligations.
     The Corporation's obligations under the Subordinated Debt Securities shall rank PARI PASSU in right of payment with each other and with the Existing Subordinated Indebtedness, subject (unless otherwise specified in the Prospectus Supplement relating to the particular series of Subordinated Debt Securities offered thereby) to the obligations of the Holders of Subordinated Debt Securities (other than Existing Subordinated Indebtedness) to pay over any
Excess Proceeds to Entitled Persons in respect of Other Financial Obligations as provided in the Subordinated Indenture.
     The applicable Prospectus Supplement may further describe the provisions, if any, applicable to the subordination of the Subordinated Debt Securities of a particular series.
CONVERSION OR EXCHANGE
     If and to the extent indicated in the applicable Prospectus Supplement, the Subordinated Debt Securities of any series may be convertible or exchangeable into other Debt Securities or Common Stock, Preferred Stock, Class A Preferred
or Depositary Shares. The specific terms on which Subordinated Debt Securities of any series may be so converted or exchanged will be set forth in the applicable Prospectus Supplement. Such terms may include provisions for conversion or exchange, either mandatory, at the option of the Holder or at the option of the Corporation, in which case the amount or number of Securities to be received by the Holders of Subordinated Debt Securities would be calculated as of a time and in the manner stated in the applicable Prospectus Supplement. DEFAULTS
  THE SENIOR INDENTURE
     An Event of Default is defined in the Senior Indenture as, with respect to Senior Debt Securities of any series issued thereunder: default in payment of principal of or premium, if any, on any Senior Debt Security of that series at maturity; default for 30 days in payment of interest of any Senior Debt Security of that series; failure to deposit any sinking fund payment when due in respect of that series; failure by the Corporation for 60 days after due notice in performance of any
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
other of the covenants or warranties in the Senior Indenture (other than a covenant or warranty included in the Senior Indenture solely for the benefit of a series of Senior Debt Securities other than that series); failure to pay when due any indebtedness of the Corporation or, in the case of any series of Senior Debt Securities issued on or after August 1, 1990, any Major Subsidiary Bank, or, in the case of any series of Senior Debt Securities issued before August 1, 1990, FUNB-NC, for borrowed money in excess of $5,000,000, or acceleration of the maturity of any such indebtedness in excess of such amount if acceleration results from a default under the instrument giving rise to such indebtedness and is not annulled within 30 days after due notice, unless in either case such default is contested in good faith by appropriate proceedings; certain events of bankruptcy, insolvency or reorganization of the Corporation or, in the case of any series of Senior Debt Securities issued on or after August 1, 1990, any
Major Subsidiary Bank, or, in the case of any series of Senior Debt Securities issued before August 1, 1990, FUNB-NC; and any other Event of Default provided with respect to Senior Debt Securities of that series. (SECTION 501).
     The Senior Indenture provides that, if any Event of Default with respect to Senior Debt Securities of any series at the time Outstanding thereunder occurs and is continuing, either the Senior Trustee or the Holders of not less than 25 percent in principal amount of the Outstanding Senior Debt Securities of that series may declare the principal amount (or, if the Senior Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all Senior Debt Securities of that series to be due and payable immediately (provided that no such declaration is required upon certain events of bankruptcy), but upon certain conditions such declaration may be annulled and past defaults (except, unless theretofore cured, a default in payment of principal of or premium, if any, or interest on the Senior Debt Securities of that series and certain other specified defaults) may be waived by the Holders of a majority in principal amount of the Outstanding Senior Debt Securities of that series on behalf of the Holders of all Senior Debt Securities of that series. (SECTIONS 502 and 513).
See the penultimate paragraph under " -- General" above. In the event of the bankruptcy, insolvency or reorganization of the Corporation, the claims of Holders of the Senior Debt Securities would be subject as to enforcement to the broad equity power of a federal bankruptcy court, and to the determination by that court of the nature of the rights of such Holders.
     The Senior Indenture contains a provision entitling the Senior Trustee, subject to the duty of the Senior Trustee upon the occurrence and continuation of an Event of Default to act with the required standard of care, to be indemnified by the Holders of any series of Outstanding Senior Debt Securities thereunder before proceeding to exercise any right or power under the Senior Indenture at the request of the Holders of such series of Senior Debt
Securities. (SECTION 603). The Senior Indenture provides that the Holders of a majority in principal amount of Outstanding Senior Debt Securities thereunder of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Senior Trustee, or exercising any trust or other power conferred on the Senior Trustee, with respect to the Senior Debt
Securities of such series, provided that the Senior Trustee may decline to act if such direction is contrary to law or the Senior Indenture or would involve the Senior Trustee in personal liability. (SECTION 512).
     The Corporation will file annually with the Senior Trustee a certificate as to compliance with all conditions and covenants in the Senior Indenture.
(SECTION 1007).
  THE SUBORDINATED INDENTURE
     Payment of principal of the Subordinated Debt Securities may be accelerated only upon an Event of Default. There is no right of acceleration in the case of a default in the payment of interest or the payment of principal prior to the date of maturity or a default in the performance of any other covenant of the Corporation in the Subordinated Indenture, unless the terms of a particular series of Subordinated Debt Securities specifically provide otherwise, in which case any such extension of such right of acceleration will be described in the applicable Prospectus Supplement.
     An Event of Default is defined in the Subordinated Indenture as, with respect to Subordinated Debt Securities of any series issued thereunder, certain events involving the bankruptcy, insolvency or reorganization of the Corporation and any other Event of Default which may be provided for with respect to the Subordinated Debt Securities of that series. (SECTION 501). A Default, with respect to Subordinated Debt Securities of that series, is defined in the Subordinated Indenture to include: (i) any Event of Default; (ii) a default in the payment of principal or premium, if any, of any Subordinated Debt Security of that series at its maturity; (iii) default in the payment of any interest when due, continued for 30 days; (iv) a default in any required designation of funds as Available Funds; or (v) default in the performance, or breach, of any other covenant of the Corporation in the Subordinated Indenture or in the Subordinated Debt Securities of that series, continued for 90 days after written notice to the Corporation by the Subordinated Trustee or to the Corporation and the Subordinated Trustee by the Holders of not less than 25 percent in aggregate principal amount of the Outstanding Subordinated Debt
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Securities of such series. (SECTION 503). If an Event of Default with respect to the Subordinated Debt Securities of any series occurs and is continuing, either the Subordinated Trustee or the Holders of not less than 25 percent in aggregate principal amount of the Outstanding Subordinated Debt Securities of that series may accelerate the maturity of all Outstanding Subordinated Debt Securities of such series. The Holders of a majority in aggregate principal amount of the Outstanding Subordinated Debt Securities of that series may waive an Event of Default resulting in acceleration of the Subordinated Debt Securities of such series, but only if all Events of Default have been remedied and all payments due on the Subordinated Debt Securities of that series (other than those due as a result of acceleration) have been made and certain other conditions have been met. (SECTION 502). Subject to the provisions of the Subordinated Indenture relating to the duties of the Subordinated Trustee, in case a Default shall occur and be continuing, the Subordinated Trustee will be under no obligation to exercise any of its rights or powers under the Subordinated Indenture at the request or direction of any of the Holders of the Outstanding Securities of that series, unless such Holders shall have offered to the Subordinated Trustee reasonable indemnity. (SECTION 603). Subject to such provisions for the indemnification of the Subordinated Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Subordinated Debt Securities of that series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Subordinated Trustee or exercising any trust or power conferred on the Subordinated Trustee. (SECTION
512). The Holders of a majority in aggregate principal amount of the Outstanding Subordinated Debt Securities of that series may waive any past default under the Subordinated Indenture with respect to such series, except a default in the payment of principal or interest or a default in respect of a covenant in the Subordinated Indenture which cannot be modified without the consent of the
Holder of each Outstanding Subordinated Debt Security of the series affected. (SECTION 513). See the penultimate paragraph under " -- General" above. In the event of the bankruptcy, insolvency or reorganization of the Corporation, the claims of the Holders of Subordinated Debt Securities would be subject as to enforcement to the broad equity power of a federal bankruptcy court, and to the determination by that court of the nature of the rights of such Holders.
     The Corporation will file annually with the Subordinated Trustee a certificate as to compliance with all conditions and covenants in the Subordinated Indenture. (SECTION 1007).
MODIFICATION AND WAIVER
     Certain modifications and amendments of each of the Senior Indenture or the Subordinated Indenture may be made by the Corporation and the Trustee under the Applicable Indenture only with the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of each series issued under such Indenture and affected by the modification or amendment, provided that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security issued under such Indenture and affected thereby: (i) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any such Outstanding Debt Security; (ii) reduce the principal amount of, or the premium, if any, or the interest on, any such Outstanding Debt Security (including in the case of an Original Issue Discount Security the amount payable upon acceleration of the maturity thereof); (iii) change the place of payment where, or the coin or currency or currency unit in which, any principal of, or premium, if any, or interest on, any such Outstanding Debt Security is payable; (iv) impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date); (v) reduce the above-stated percentage of Outstanding Debt Securities of any series the consent of the Holders of which is necessary to modify or amend the Applicable Indenture; or (vi) modify the foregoing requirements or reduce the percentage of aggregate principal amount of Outstanding Debt Securities of any series required to be held by Holders seeking to waive compliance with certain provisions of the Applicable Indenture or seeking to waive certain defaults. (SECTION 902).
     The Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Outstanding Debt Securities of that series waive, insofar as that series is concerned, compliance by the Corporation with certain restrictive provisions of the Applicable Indenture. (SECTION 1008). The Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Outstanding Debt Securities of that series waive any past default under the Applicable Indenture with respect to that series, except a default in the payment of the principal of, or premium, if any, or interest on any Outstanding Debt Security of that series or in respect of a covenant or provision which under the Applicable Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security issued thereunder of the series affected. (SECTION 513).
     Certain modifications and amendments of each of the Senior Indenture and the Subordinated Indenture may be made by the Corporation and the Trustee under the Applicable Indenture without the consent of Holders of the Outstanding Debt Securities issued under such Indenture. (SECTION 901).
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     Each Indenture provides that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities issued under such Indenture have given any request, demand, authorization, direction, notice, consent or waiver thereunder or are present at a meeting of Holders of Outstanding Debt Securities for quorum purposes, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the maturity thereof, and (ii) the principal amount of Outstanding Debt Securities denominated in a foreign currency or currency unit shall be the United States dollar equivalent, determined on the date of original issuance of such Outstanding Debt Security, of the principal amount of such Outstanding Debt Security or, in the case of an Original Issue Discount Security, the United States dollar equivalent, determined on the date of original issuance of such Outstanding Debt Security, of the amount determined as provided in (i) above. (SECTION 101).
CONSOLIDATION, MERGER AND SALE OF ASSETS
     The Indentures each provide that the Corporation may not consolidate with or merge into any other corporation or transfer its properties and assets substantially as an entirety to any Person unless (i) the corporation formed by such consolidation or into which the Corporation is merged or the Person to which the properties and assets of the Corporation are so transferred shall be a corporation organized and existing under the laws of the United States, any
State thereof or Washington, D.C. and shall expressly assume by supplemental indenture the payment of the principal of and premium, if any, and interest on the Senior Debt Securities or the Subordinated Debt Securities, as the case may be, and the performance of the other covenants of the Corporation under the Applicable Indenture; (ii) immediately after giving effect to such transaction, no Event of Default or Default, as applicable, and no event which, after notice or lapse of time or both, would become an Event of Default or Default, as applicable, shall have occurred and be continuing; and (iii) certain other conditions are met. (SECTION 801).
LIMITATION ON DISPOSITION OF STOCK OF FUNB-NC
  THE SENIOR INDENTURE
     The Senior Indenture contains a covenant by the Corporation that, so long as any of the Senior Debt Securities issued thereunder before August 1, 1990 are outstanding, but subject to the rights of the Corporation in connection with its consolidation with or merger into another corporation or a sale of the Corporation's assets, it will not sell, assign, transfer, grant a security interest in or otherwise dispose of any shares of, securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, Voting Stock of FUNB-NC, nor will it permit FUNB-NC to issue (other than to the Corporation) any shares (other than directors' qualifying shares) of, or securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, Voting Stock of FUNB-NC, unless (i) any such sale, assignment, transfer, issuance, grant of a security interest or other disposition is made for fair market value, as determined by the Board of Directors of the Corporation, and (ii) the Corporation will own at least 80 percent of the issued and outstanding Voting Stock of FUNB-NC (or any successor to FUNB-NC) free and clear of any security interest after giving effect to such transaction. (SECTION 1006).
     The foregoing covenant is not a covenant for the benefit of any series of Senior Debt Securities issued on or after August 1, 1990.
  THE SUBORDINATED INDENTURE
     The Subordinated Indenture contains a covenant by the Corporation that, so long as any of the Subordinated Debt Securities issued thereunder before August 1, 1990 are outstanding, but subject to the rights of the Corporation in connection with its consolidation with or merger into another corporation or a sale of the Corporation's assets, it will not sell, assign, transfer, grant a security interest in or otherwise dispose of any shares of, securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, Voting Stock of FUNB-NC (other than to a Wholly-Owned Subsidiary), nor will it permit FUNB-NC to issue (other than to the Corporation or to a Wholly-Owned Subsidiary) any shares (other than directors' qualifying shares)
of, or securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, Voting Stock of FUNB-NC, unless (i) any such sale, assignment, transfer, issuance, grant of a security interest or other disposition is made for fair market value, as determined by the Board of Directors of the Corporation, and (ii) the Corporation and/or its Wholly-Owned Subsidiaries will own at least 80 percent of the issued and outstanding Voting Stock of FUNB-NC (or any successor to FUNB-NC) free and clear of any security interest after giving effect to such transaction. (SECTION 1006).
     The foregoing covenant is not a covenant for the benefit of any series of Subordinated Debt Securities issued on or after August 1, 1990.
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RESTRICTION ON SALE OR ISSUANCE OF VOTING STOCK OF MAJOR SUBSIDIARY BANKS
     The Indentures each contain a covenant by the Corporation that it will not, and will not permit any Subsidiary to, sell, assign, transfer, grant a security interest in, or otherwise dispose of, any shares of Voting Stock, or any securities convertible into shares of Voting Stock, of any Major Subsidiary Bank or any Subsidiary owning, directly or indirectly, any shares of Voting Stock of any Major Subsidiary Bank and that it will not permit any Major Subsidiary Bank or any Subsidiary owning, directly or indirectly, any shares of Voting Stock of a Major Subsidiary Bank to issue any shares of its Voting Stock or any securities convertible into shares of its Voting Stock, except for sales, assignments, transfers or other dispositions which: (i) are for the purpose of qualifying a Person to serve as a director; (ii) are for fair market value (as determined by the Board of Directors of the Corporation) and, after giving effect to such dispositions and to any potential dilution, the Corporation will own not less than 80 percent of the shares of Voting Stock of such Major Subsidiary Bank or any such Subsidiary owning any shares of Voting Stock of such Major Subsidiary Bank; (iii) are made (x) in compliance with an order of a court or regulatory authority of competent jurisdiction, or (y) in compliance with a condition imposed by any such court or authority permitting the acquisition by the Corporation, directly or indirectly, of any other Bank or entity the activities of which are legally permissible for a Person such as the Corporation or a Subsidiary to engage in, or (z) in compliance with an undertaking made to such authority in connection with such an acquisition (provided that, in the case of clauses (y) and (z), the assets of the Bank or entity being acquired and its consolidated subsidiaries equal or exceed 75 percent of the assets of such Major Subsidiary Bank or such Subsidiary owning, directly or indirectly, any shares of Voting Stock of a Major Subsidiary Bank and its respective consolidated subsidiaries on the date of acquisition); or (iv) are made to the Corporation or any Wholly-Owned Subsidiary. Notwithstanding the foregoing, any Major Subsidiary Bank may be merged into or consolidated with another banking institution organized under the laws of the United States, any State thereof or Washington D.C., if after giving effect to such merger or consolidation the Corporation or any Wholly-Owned Subsidiary owns at least 80 percent of the
Voting Stock of such other banking institution then issued and outstanding free and clear of any security interest and if, immediately after giving effect thereto, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing. (SECTION 1007). A Major Subsidiary Bank is defined in each Indenture to mean any Subsidiary which is a bank and has total assets equal to 25 percent or more of the consolidated assets of the Corporation determined as of the date of the most recent audited financial statements of such entities. At present, the only Major Subsidiary Banks are FUNB-NC and First Union National Bank based in Avondale, Pennsylvania.
     The foregoing covenant is not a covenant for the benefit of any series of Debt Securities issued before August 1, 1990, or, in the case of Subordinated Debt Securities, issued after November 15, 1992.
TRUSTEES
     Either or both of the Trustees may resign or be removed with respect to one or more series of Debt Securities and a successor Trustee may be appointed to act with respect to such series. (SECTION 610). In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the Applicable Indenture separate and apart from the trust administered by any other such Trustee (SECTION 611), and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee.
     In the normal course of business, the Corporation and its subsidiaries conduct banking transactions with the Trustees, and the Trustees conduct banking transactions with the Corporation and its subsidiaries.
TITLE
     The Corporation, the Trustees and any agent of the Corporation or the applicable Trustee may treat the registered owner of any Debt Security as the absolute owner thereof (whether or not such Debt Security shall be overdue and notwithstanding any notice to the contrary) for the purpose of making payment and for all other purposes. See "Global Securities".
                            DESCRIPTION OF WARRANTS
     The following summary of each Warrant Agreement (as defined below), the Warrants and the Warrant Certificates (as defined below) does not purport to be complete and is qualified in its entirety by reference to the Warrant Agreement with respect to the Warrants of any particular series, which are or will be incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part in connection with the issuance of such Warrants. Such summary relates to certain terms and conditions applicable to the Warrants generally. The particular terms of any series of Warrants will be
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
described in the applicable Prospectus Supplement. If so indicated in such Prospectus Supplement, the terms of any such series may differ from the terms set forth below.
GENERAL
     The Corporation may issue Warrants for the purchase of Debt Securities, Preferred Stock, Class A Preferred Stock, Depositary Shares or Common Stock. Warrants may be issued independently or together with Debt Securities, Preferred Stock, Class A Preferred Stock, Depositary Shares or Common Stock, and may be attached to or separate from such Securities.
     Each series of Warrants will be evidenced by certificates (the "Warrant Certificates") issued pursuant to a separate Warrant Agreement to be entered into between the Corporation and a bank (the "Warrant Agent") selected by the Corporation with respect to such series, having its principal office in the United States and having combined capital and surplus of at least $50,000,000 (with respect to such series, the "Warrant Agreement").
     The applicable Prospectus Supplement relating to a series of Warrants will set forth the name and address of the Warrant Agent. The applicable Prospectus Supplement will describe the terms of the series of Warrants in respect of which this Prospectus is being delivered, including: (i) the offering price; (ii) the currency for which such Warrants may be purchased; (iii) if applicable, the designation and terms of the Securities with which the Warrants are issued and the number of Warrants issued with each such Security or each principal amount of such Security; (iv) if applicable, the date on and after which the Warrants and the related Securities will be separately transferable; (v) in the case of Warrants to purchase Debt Securities, the principal amount of Debt Securities purchasable upon exercise of one Warrant and the price at and currency in which such principal amount of Debt Securities may be purchased upon such exercise and, in the case of Warrants to purchase Preferred Stock, Class A Preferred Stock, Depositary Shares or Common Stock, the number of Depositary Shares or shares of Preferred Stock, Class A Preferred Stock or Common Stock, as the case may be, purchasable upon the exercise of one Warrant and the price at which such shares may be purchased upon such exercise; (vi) the date or dates on which the right to exercise the Warrants will commence and the date or dates on which such right will expire (the "Expiration Date"); (vii) certain federal income tax consequences of holding or exercising such Warrants; (viii) the terms of the Securities issuable upon exercise of such Warrants; and (ix) any other terms of the Warrants.
     Warrant Certificates may be exchanged for new Warrant Certificates of different denominations, may be presented for registration of transfer, and may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement. If the Warrants are not separately transferrable from the Securities with which they were issued, such exchange may take place only in connection with an exchange of the certificates representing such related Securities. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities purchasable upon such exercise, including, in the case of Warrants to purchase Debt Securities, the right to receive payments of principal of, premium, if any, or interest, if any, on the Debt Securities purchasable upon such exercise or to enforce covenants in the applicable Indenture or, in the case of Warrants to purchase Preferred Stock, Class A Preferred Stock, Depositary Shares or Common Stock, the right to receive dividends, if any, or payments upon the liquidation, dissolution or winding up of the Corporation or to exercise voting rights, if any.
EXERCISE OF WARRANTS
     Each Warrant will entitle the holder to purchase the Securities specified in the applicable Prospectus Supplement at the exercise price set forth in, or calculated as described in, the applicable Prospectus Supplement. Unless otherwise specified in the applicable Prospectus Supplement, Warrants may be exercised at any time up to 5:00 p.m., New York time, on the Expiration Date set forth in such Prospectus Supplement. After the close of business on the Expiration Date, unexercised Warrants will become void.
     Warrants may be exercised by delivery of the Warrant Certificate representing the Warrants to be exercised, or in the case of Global Securities (as defined in "Global Securities"), by delivery of a notice of exercise with respect to such Warrants, together with certain information, and payment to the Warrant Agent in immediately available funds, as provided in the applicable Prospectus Supplement, of the amount required to purchase the Securities purchasable upon such exercise. The information required to be delivered will be set forth on the reverse side of the Warrant Certificate and in the applicable Prospectus Supplement. Upon receipt of such payment and the Warrant Certificate or notice of exercise properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement, the Corporation will, in the time period provided by the applicable Warrant Agreement, issue and deliver the
                                       24

Securities purchasable upon such exercise. If fewer than all of the Warrants represented by such Warrant Certificate are exercised, a new Warrant Certificate will be issued for the remaining amount of Warrants.
     If so indicated in the applicable Prospectus Supplement, Securities may be surrendered as all or part of the exercise price for Warrants.
ANTIDILUTION PROVISIONS
     In the case of Warrants to purchase Common Stock, the exercise price payable and the number of shares of Common Stock purchasable upon the exercise of each Warrant will be subject to adjustment in certain events, including (i) the issuance of a stock dividend to holders of Common Stock or a combination, subdivision or reclassification of Common Stock; (ii) the issuance of rights, warrants or options to all holders of the Common Stock entitling the holders thereof to purchase Common Stock for an aggregate consideration per share less than the current market price per share of Common Stock; (iii) any distribution by the Corporation to the holders of its Common Stock of evidences of indebtedness of the Corporation or of assets (excluding cash dividends or distributions referred to in (i) above); and (iv) any other events set forth in the applicable Prospectus Supplement. No adjustment in the number of shares purchasable upon exercise of the Warrants will be required until cumulative adjustments require an adjustment of at least one percent of such number. No fractional shares will be issued upon exercise of Warrants, but the Corporation will pay the cash value of any fractional shares otherwise issuable. MODIFICATION
     Any Warrant Agreement and the terms of the related Warrants may be amended by the Corporation and the applicable Warrant Agent by executing a supplemental warrant agreement (a "Supplemental Agreement"), without the consent of the holders of any such Warrants, for the purpose of (i) curing any ambiguity, or curing, correcting or supplementing any defective or inconsistent provision contained therein, or making any other provisions with respect to matters or questions arising under the Warrant Agreement that are not inconsistent with the provisions of the Warrant Agreement or the Warrant Certificates; (ii) evidencing the succession of another corporation to the Corporation and the assumption by any such successor of the covenants of the Corporation contained in such Warrant Agreement and the Warrants; (iii) appointing a successor depository, if the Warrants are issued in the form of Global Securities; (iv) evidencing and providing for the acceptance of appointment by a successor Warrant Agent with respect to the Warrants; (v) adding to the covenants of the Corporation for the benefit of the holders of such Warrants or surrendering any right or power conferred upon the Corporation under the Warrant Agreement; (vi) issuing Warrants in definitive form, if such Warrants are initially issued in the form of Global Securities; or (vii) amending the Warrant Agreement and the Warrants in any manner that the Corporation may deem to be necessary or desirable and that will not adversely affect the interests of the holders of such Warrants in any material respect.
     The Corporation and the Warrant Agent may also amend any Warrant Agreement and the terms of the related Warrants by executing a Supplemental Agreement with the consent of the holders of a majority in number of the unexercised Warrants affected by such amendment, for the purpose of adding any provisions to or modifying in any manner or eliminating any of the provisions of such Warrant Agreement or of modifying in any manner the rights of the holders of such Warrants, except that no such amendment that (i) changes the number or amount of Securities purchasable upon exercise of such Warrants so as to reduce the number or amount of Securities receivable upon such exercise, (ii) shortens the period of time during which the Warrants may be exercised, (iii) otherwise adversely affects the exercise rights of the holders of such Warrants in any material respect, or (iv) reduces the number of unexercised Warrants the consent of holders of which is required for amendment of the Warrant Agreement or the related Warrants, may be made without the consent of each holder affected thereby.
CONSOLIDATION, MERGER AND SALE OF ASSETS
     Each Warrant Agreement will provide that the Corporation may consolidate or merge with or into any other corporation or sell, lease, transfer or convey all or substantially all of its assets to any other corporation, provided that (i) either the Corporation must be the continuing corporation, or the corporation (if other than the Corporation) that is formed by or results from any such consolidation or merger or that receives such assets must be a corporation organized and existing under the laws of the United States or a State thereof and must assume the obligations of the Corporation with respect to all the unexercised Warrants and the performance and observance of all of the covenants and conditions of the applicable Warrant Agreement to be performed or observed by the Corporation, and (ii) the Corporation or such successor corporation, as the case may be, must not immediately be in default under such Warrant Agreement.
                                       25

ENFORCEABILITY OF RIGHTS BY HOLDERS OF WARRANTS
     Each Warrant Agent will act solely as the agent of the Corporation under the applicable Warrant Agreement and will not assume any obligation or relationship of agency or trust for or with any holder of any Warrant. A single bank or trust company may act as Warrant Agent for more than one issue of Warrants. A Warrant Agent will have no duty or responsibility in case of any default by the Corporation in the performance of its obligations under the applicable Warrant Agreement or Warrant, including, without limitation, any duty or responsibility to initiate any proceedings at law or otherwise or to make any demand upon the Corporation. Any holder of a Warrant may, without the consent of the related Warrant Agent or the holder of any other Warrant, enforce by appropriate legal action, in and for its own behalf, its right to exercise, and receive the Securities purchasable upon exercise of, such Warrant.
REPLACEMENT OF WARRANT CERTIFICATES
     Any destroyed, lost, stolen or mutilated Warrant Certificate will be replaced by the Corporation upon delivery to the Corporation and the applicable Warrant Agent of evidence satisfactory to them of the ownership of such Warrant Certificate and of the destruction, loss, theft or mutilation of such Warrant Certificate, and (in the case of mutilation) surrender of such Warrant Certificate to the applicable Warrant Agent, unless the Corporation or the Warrant Agent has received notice that such Warrant Certificate has been acquired by a bona fide purchaser. The holder of such Warrant will also be required to provide indemnity satisfactory to the relevant Warrant Agent and the Corporation before a replacement Warrant Certificate will be issued.
TITLE
     The Corporation, the Warrant Agents and any agent of the Corporation or the applicable Warrant Agent may treat the registered holder of any Warrant Certificate as the absolute owner of the Warrants evidenced thereby (notwithstanding any notice to the contrary) for any purpose and as the person entitled to exercise the rights attaching to the Warrants requested thereby, any notice to the contrary notwithstanding. See "Global Securities".
                               GLOBAL SECURITIES
     Unless otherwise specified in the applicable Prospectus Supplement, Securities other than Common Stock will be issued in the form of one or more global certificates (collectively, with respect to each series or issue of Securities, the "Global Security") registered in the name of a depositary or a nominee of a depositary. Unless otherwise specified in the applicable Prospectus Supplement, the depositary will be The Depository Trust Company ("DTC"). The Corporation has been informed by DTC that its nominee will be Cede & Co. ("Cede"). Accordingly, Cede is expected to be the initial registered holder of all Securities that are issued in global form. No person that acquires a beneficial interest in such Securities will be entitled to receive a certificate representing such person's interest in the Securities except as set forth herein or in the applicable Prospectus Supplement. Unless and until definitive Securities are issued under the limited circumstances described below, all references to actions by holders of Securities issued in global form shall refer to actions taken by DTC upon instructions from its Participants (as defined below), and all references herein to payments and notices to holders shall refer to payments and notices to DTC or Cede, as the registered holder of such Securities.
     DTC has informed the Corporation that it is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to Section 17A of the Exchange Act, and that it was created to hold securities for its participating organizations ("Participants") and to facilitate the clearance and settlement of securities transactions among Participants through electronic book-entry, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations, and may include certain other organizations. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants").
     Persons that are not Participants or Indirect Participants but desire to purchase, sell or otherwise transfer ownership of, or other interests in, Securities may do so only through Participants and Indirect Participants. Under a book-entry format, holders may experience some delay in their receipt of payments, as such payments will be forwarded by the agent designated by the Corporation to Cede, as nominee for DTC. DTC will forward such payments to its Participants, which thereafter will forward them to Indirect Participants or holders. Holders will not be recognized by the applicable registrar, transfer agent, Trustee, Depositary or Warrant Agent as registered holders of the Securities entitled to the benefits of the Articles or the
                                       26
applicable Indenture, Deposit Agreement or Warrant Agreement. Beneficial owners that are not Participants will be permitted to exercise their rights as such only indirectly through and subject to the procedures of Participants and, if applicable, Indirect Participants.
     Under the rules, regulations and procedures creating and affecting DTC and its operations as currently in effect (the "Rules"), DTC will be required to make book-entry transfers of Securities among Participants and to receive and transmit payments to Participants. Participants, as well as Indirect Participants, with which beneficial owners of Securities have accounts with respect to the Securities similarly are required by the Rules to make book-entry transfers and receive and transmit such payments on behalf of their respective account holders.
     Because DTC can act only on behalf of (i) Participants, who in turn act only on behalf of Participants or Indirect Participants, and (ii) certain banks, trust companies and other persons approved by it, the ability of a beneficial owner of Securities issued in global form to pledge such Securities to persons or entities that do not participate in the DTC system, or to otherwise act with respect to such Securities, may be limited due to the unavailability of physical certificates for such Securities.
     DTC has advised the Corporation that DTC will take any action permitted to be taken by a registered holder of any Securities under the Articles or the applicable Indenture, Deposit Agreement or Warrant Agreement only at the direction of one or more Participants to whose accounts with DTC such Securities are credited.
     Unless otherwise specified in the applicable Prospectus Supplement, a Global Security will be exchangeable for the relevant definitive Securities registered in the names of persons other than DTC or its nominee only if (i) DTC notifies the Corporation that it is unwilling or unable to continue as depositary for such Global Security or if at any time DTC ceases to be a clearing agency registered under the Exchange Act at a time when DTC is required to be so registered in order to act as such depositary, (ii) the Corporation executes and delivers to the applicable registrar, transfer agent, Trustee, Depositary and/or Warrant Agent an order complying with the requirements of the Articles or the applicable Indenture, Deposit Agreement and/or Warrant Agreement that such Global Security shall be so exchangeable, or (iii) there has occurred and is continuing a default in the payment of any amount due in respect of the Securities or, in the case of Debt Securities, an event of default or an event that, with the giving of notice or lapse of time, or both, would constitute an event of default with respect to such Debt Securities. Any Global Security that is exchangeable pursuant to the preceding sentence will be exchangeable for Securities registered in such names as DTC directs.
     Upon the occurrence of any event described in the immediately preceding paragraph, DTC is generally required to notify all Participants of the availability through DTC of definitive Securities. Upon surrender by DTC of the Global Security representing the Securities and delivery of instructions for re-registration, the registrar, transfer agent, Trustee, Depositary or Warrant Agent, as the case may be, will reissue the Securities as definitive Securities, and thereafter such persons will recognize the holders of such definitive Securities as registered holders of Securities entitled to the benefits of the Articles or the applicable Indenture, Deposit Agreement and/or Warrant Agreement.
     Except as described above, the Global Security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or to a successor depositary appointed by the Corporation. Except as described above, DTC may not sell, assign, transfer or otherwise convey any beneficial interest in a Global Security evidencing all or part of any Securities unless such beneficial interest is in an amount equal to an authorized denomination for such Securities.
     None of the Corporation, the Trustees, any registrar and transfer agent, any Warrant Agent or any Depositary, or any agent of any of them, will have any responsibility or liability for any aspect of DTC's or any Participant's records relating to, or for payments made on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.
     Secondary trading in notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, beneficial interests in a Global Security, in some cases, may trade in the Depositary's same-day funds settlement system, in which secondary market trading activity in those beneficial interests would be required by DTC to settle in immediately available funds. There is no assurance as to the effect, if any, that settlement in immediately available funds would have on trading activity in such beneficial interests. Also, settlement for purchases of beneficial interests in a Global Security upon the original issuance thereof may be required to be made in immediately available funds.
                                       27

                              PLAN OF DISTRIBUTION
     The Corporation may sell Securities to or through underwriters, including First Union Capital Markets Corp., to be designated from time to time, and also may sell Securities directly to other purchasers or through agents. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.
     The Debt Securities, Preferred Stock, Class A Preferred Stock, Depositary Shares and Warrants will be new issues of securities with no established trading market. It has not presently been established whether the underwriters, if any, of such Securities will make a market in such Securities. If a market in such Securities is made by any such underwriters, such market making may be discontinued at any time without notice. No assurance can be given as to the liquidity of the trading market for any such Securities.
     This Prospectus and the related Prospectus Supplement may be used by First Union Capital Markets Corp. in connection with offers and sales related to market-making transactions in the Securities. First Union Capital Markets Corp. may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale or otherwise.
     In connection with the sale of Securities, underwriters may receive compensation from the Corporation or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Corporation and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Corporation will be described, in the Prospectus Supplement relating to such Securities.
     Unless otherwise indicated in the applicable Prospectus Supplement, the obligations of any such underwriters to purchase the Securities will be subject to certain conditions precedent, and each of the underwriters with respect to a sale of Securities will be obligated to purchase all of its Securities if any are purchased. Unless otherwise indicated in the applicable Prospectus Supplement, any such agent involved in the offer and sale of the Securities in respect of which this Prospectus is being delivered will be acting on a best efforts basis for the period of its appointment.
     In connection with an offering of Securities, underwriters may purchase and sell such Securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities; and short positions created by underwriters involve the sale by underwriters of a greater number of Securities than they are required to purchase from the Corporation in the offering. Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Securities sold in the offering may be reclaimed by underwriters if such Securities are repurchased by underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Securities, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.
     Under agreements which may be entered into by the Corporation, underwriters, agents and their controlling persons who participate in the distribution of Securities may be entitled to indemnification by the Corporation against certain liabilities, including liabilities under the Securities Act.
     If so indicated in the Prospectus Supplement relating to any Securities, the Corporation will authorize dealers or other persons acting as the Corporation's agents to solicit offers by certain institutions to purchase any Securities from the Corporation pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Corporation. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of any Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.
     The participation of First Union Capital Markets Corp. in the offer and sale of the Securities must comply with the requirements of Schedule E to the Bylaws of the National Association of Securities Dealers, Inc. (the "NASD"). In such
                                       28
circumstances, no NASD member participating in offers and sales will execute a transaction in the Securities in a discretionary account without the prior specific written approval of such member's customer.
     If the Corporation offers and sells Securities directly to a purchaser or purchasers in respect of which this Prospectus is delivered, purchasers involved in the reoffer or resale of such Securities, if such purchasers in respect thereof may be deemed to be underwriters as that term is defined in the Securities Act, will be named and the terms of such reoffers or resales will be set forth in the applicable Prospectus Supplement. Such purchasers may then reoffer and resell such Securities to the public or otherwise at varying prices to be determined by such purchasers at the time of resale or as otherwise described in the applicable Prospectus Supplement. Purchasers of Securities directly from the Corporation may be entitled under agreements that they may enter into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under the Securities Act, and may engage in transactions with or perform services for the Corporation in the ordinary course of their business or otherwise.
     Underwriters or agents and their associates may be customers of (including borrowers from), engage in transactions with, and/or perform services for, the Corporation and its subsidiaries, the Senior Trustee and the Subordinated Trustee, in the ordinary course of business.
                             VALIDITY OF SECURITIES
     The validity of any Securities will be passed upon for the Corporation by Marion A. Cowell, Jr., Esq., Executive Vice President, Secretary and General Counsel of the Corporation, and for any underwriters or agents by Sullivan & Cromwell, 125 Broad Street, New York, New York. Sullivan & Cromwell will rely upon the opinion of Mr. Cowell as to matters of North Carolina law, and Mr. Cowell will rely upon the opinion of Sullivan & Cromwell as to matters of New York law. Mr. Cowell owns shares of Common Stock and holds options to purchase additional shares of Common Stock. Sullivan & Cromwell regularly performs legal services for the Corporation and its subsidiaries. Certain members of Sullivan & Cromwell performing these legal services own shares of Common Stock.
                                    EXPERTS
     The supplemental balance sheets of the Corporation as of December 31, 1996 and 1995, and the related supplemental statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996, included in the Corporation's 1996 Annual Report to Stockholders which is incorporated by reference in the Corporation's 1996 Annual Report on Form 10-K and incorporated by reference herein, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
                                       29

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NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE CORPORATION SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                               ------------------

                               TABLE OF CONTENTS

             PROSPECTUS SUPPLEMENT                PAGE
                                                  ----
Description of Certain Terms of the Notes......    S-2
Use of Proceeds................................    S-3
Recent Developments............................    S-3
Computations of Consolidated Ratios of Earnings
  to Fixed Charges.............................    S-6
Selected Consolidated Financial Data...........    S-6
Underwriting...................................    S-8
Experts........................................    S-8
Incorporation of Certain Documents by
  Reference....................................    S-9
Cautionary Statement Concerning Forward-Looking
  Information..................................   S-10

                  PROSPECTUS
Available Information..........................      2
Incorporation of Certain Documents by
  Reference....................................      2
The Corporation................................      3
Consolidated Ratios of Earnings to Fixed
  Charges......................................      4
Use of Proceeds................................      5
Certain Regulatory Considerations..............      5
Description of Common Stock....................      8
Description of Preferred Stock and Class A
  Preferred Stock..............................     11
Description of Depositary Shares...............     14
Description of the Debt Securities.............     16
Description of Warrants........................     23
Global Securities..............................     26
Plan of Distribution...........................     28
Validity of Securities.........................     29
Experts........................................     29

                                  $300,000,000

                            FIRST UNION CORPORATION

                            6.40% SUBORDINATED NOTES
                               DUE APRIL 1, 2008

                            ------------------------
                               (FIRST UNION LOGO)
                            ------------------------

                          FIRST UNION CAPITAL MARKETS
                           CITICORP SECURITIES, INC.
                           CREDIT SUISSE FIRST BOSTON
                           MORGAN STANLEY DEAN WITTER

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